Exhibit 99.1: Quarterly Report followed by Non-consolidated statements

QUARTERLY REPORT

( for The 37th Fiscal Year : From January 1, 2004 to March 31, 2004)

THIS IS A TRANSLATION OF THE BUSINESS REPORT IN KOREAN LANGUAGE AND IN SUCH A FORM REQUIRED BY KOREAN SECURITIES SUPERVISORY BOARD.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. ALL FINANCIALS IN THIS BUSINESS REPORT ARE BASED ON NON-CONSOLIDATED FINANCIAL STATEMENT.

QUARTERLY REPORT

(for The 37th Fiscal Year : From January 1, 2004 to March 31, 2004)

     To: Financial Supervisory Commission and Korea Stock Exchange

We hereby submit the BUSINESS REPORT for the 37th Fiscal Year in accordance with the item 2 of Article 186 of Securities & Exchange Law.

Ku-Taek Lee
President and Representative Director
POSCO
1, Koedong-dong, Pohang City, Kyongsangbuk-do, Korea
Tel) 82-54-220-0114

Jae-Ku Cho
General Manager of Finance
Management Department
Tel) 82-2-3457-0400

CONTENTS

Chapter

I.	Overview

II.	Business

III.	Financial Statements

IV.	Current Situation on Corporate Governance and Company Affiliates

Attachment	Auditor’s Review Report

I. Overview

1. Purpose of the Company

     A. Businesses engaged in by the Company

Items	Details
a. To manufacture, market, promote, sell and distribute iron, steel and rolled products	Hot Rolled Coils, Cold Rolled Coils, Stainless Steel, By-Products, etc.

b. To engage in harbor loading and unloading, transportation and warehousing businesses	CTS

c. To engage in leasing of real estate and distribution businesses	POSCO Center

d. To engage in district heating supply business

e. To engage in marine transportation, processing and sales of minerals within or outside Korea

f. To engage in all other conduct, activities or businesses related directly or indirectly with the attainment and continuation of the aforementioned purposes.

     B. Businesses not engaged in by the Company

Items	Details
a) To engage in the supply of LNG and power generation, as well as the distribution business thereof
b) To engage in the management of professional athletic organizations	- Two teams in Pohang and Gwangyang were transformed into regional professional soccer teams.

     C. Businesses engaged by the subsidiaries and affiliates

Items	Details
Pohang Coated Steel : Manufacturing and sales of coated steel sheets

Changwon Specialty Steel Co. : Production & sales of steel bars and steel pipes

POSCON : Manufacturing and sales of electric controlling devices

POSREC : Manufacturing and sales of blast furnaces and refractory bricks

POSCO Machinery Engineering : Maintenance and repair of steel plant machinery & equipment

POSCO Machinery Co. : Maintenance and repair of steel plant machinery & equipment

POSCO Engineering & Construction : Construction and engineering

Items	Details
POS A.C. Architects & Engineering : Construction design

POSCO Steel Sales & Service : Steel product sales and general trading

POSDATA : Development and sales of computer hardware and software

Seung Kwang : Development and operation of athletic facilities

POSCO Research Institute : Research, consulting, education

POSTECH Venture Capital Co. : Support of venture companies

POSCO Terminal Co. Ltd : Logistics Services

Seomyeon Development Co., Ltd. : Construction

     D. Businesses the company plans to engage in

[Irrelevant]

2. Business Organization

     A. Highlights of the Company’s Business Organization

(1) Historical highlights and changes since establishment

(a)	Date of establishment: April 1, 1968

(b)	Location of the headquarters: 1, Koedong-dong, Pohang City, Kyongsang buk-do, Korea

(c)	Steel Works and Offices

•	Pohang Works: 5, Dongchon-dong, Nam-ku, Pohang City, Kyonsangbuk-do, Korea

•	Gwangyang Works : 700, Kumho-dong, Dong Gwangyang City, Chollanam-do, Korea

•	Seoul Office: POSCO Center 892, Daichi-4 dong, Kangnam-ku, Seoul, Korea

•	Tokyo Branch: POSCO Tokyo Bldg.4F. 11-14, Ginza 5-Chome Chuo-Ku, Tokyo 104 Japan

•	Overseas Offices: The Company operates six overseas offices (Eu,Hanoi, Rio de Janeiro, Singapore, Mexico,Washington) for the purpose of supporting international business

(d) Milestones since Establishment

April. 1, 1968	Pohang Iron and Steel Co., Ltd. established

April. 1, 1970	1st stage construction of Pohang Works begun

July 3, 1973	1st stage construction of Pohang Works completed (1.03 million ton per year (tpy) crude steel)

May 31, 1976	2nd stage construction of Pohang Works completed (2.6 million tpy)

December 8, 1978	3rd stage construction of Pohang Works completed (5.5 million tpy)

February 18, 1981	4th stage construction of Pohang Works completed (8.5 million tpy)

May 25, 1983	2nd round of the 4th stage construction of Pohang Works completed (9.1 million tpy)

March 5, 1985	1st stage construction of Gwangyang Works begun

March 3, 1987	Research Institute of Industrial Science & Technology (RIST) founded

May 7, 1987	1st stage construction of Gwangyang Works completed (11.8 million tpy)

June 10, 1988	POSCO listed on the Korea Stock Exchange (the first stock in Korea for public subscription)

July 12, 1988	2nd stage construction of Gwangyang Works completed (14.5 million tpy)

December 4, 1990	3rd stage construction of Gwangyang Works completed (17.5 million tpy)

October 2, 1992	4th stage construction of Gwangyang Works completed (20.8 million tpy)

December 9, 1993	ISO 9002 certification acquired

October 14, 1994	New York Stock Exchange (NYSE) listing

September 1, 1995	POSCO Center opened

October 27, 1995	POSCO’s ADRs listed on LSE

November 28, 1995	Completed Construction of COREX

September 30, 1996	Elected as Chairman of IISI

October 15, 1996	#1 Mini Mill completed

March 14, 1997	Introduced Outside Directors system

August 28, 1997	#4 Cold Rolling Mill in Gwangyang Works completed

April 1, 1998	30th Anniversary of establishment

March 31, 1999	Completed construction of #5 Blast Furnace (24.3million ton in annual crude steel production)

October 4, 2000	Privatization completed after Korea Development Bank sold off stakes in POSCO

July 2, 2001	Launched PI (or POSPIA - Integrated Management system) system

March 15, 2002	Adopted new company name “POSCO”

April 30, 2003	Completion of #3 STS plant

June 2, 2003	Declared POSCO Code of Ethics

July 3, 2003	The POSCO museum opened

(e) Changes in the largest shareholder

-	From the ‘Industrial Bank of Korea’ to ‘POSTECH.’

-	Date of Disclosure: July 27, 2001

-	Others: Refer to the disclosure of the change of the largest shareholder (July 27, 2001)

(f). Change of Business Pursuits

The Company is a steel maker that focuses on crude steel production and steel manufacturing, as well as the production and sales of hot/cold rolled steel products. The following are changes in the Company’s business pursuits.

•	1984: (a) Port loading, logistics, and warehouse businesses

    (b) Operation of professional athletic teams added to business pursuits

•	1992: Scientific agriculture and its spread added to business pursuits

•	1994: Real estate leasing and distribution added to business pursuits

•	1995: ‘Scientific agriculture and its spread’ exited from business pursuits

     Urban gas supply and power generation added to business pursuits

•	2001 Regional heating business added to business pursuits

•	2002: Maritime transportation of natural materials at home and abroad, their processing and distribution added to business pursuits

(2) Change of the Company Name

•	Pohang Iron & Steel Co. Ltd., à POSCO

•	Effective Date: March 15, 2002 (The 34th Ordinary General Shareholders Meeting)

(3) Merger, Acquisition and Handover of Businesses

[Irrelevant]

(4) Major Changes in Production Facilities

Date	Item	Production capacity	Remarks
July 3, 1973	Pohang Works Phase 1 completed	1.03 million tons/year	Officially recognized production capacity

May 31, 1976	Pohang Works Phase 2 completed	2.6 million tons/year	"

Dec. 8, 1978	Pohang Works Phase 3 completed	5.5 million tons/ year	"

Feb. 18, 1981	Pohang Works Phase 4 completed	8.5 million tons/year	"

May 25, 1983	Pohang Works Phase 4-2 completed	9.1 million tons/year	"

May 7, 1987	Gwangyang Works Phase 1 completed	11.8 million tons/year	"

July 12, 1988	Gwangyang Works Phase 2 completed	14.51 million tons/year	"

Dec. 4, 1990	Gwangyang Works Phase 3 completed	17.5 million tons/year	"

Oct. 2, 1992	Gwangyang Works Phase 4 completed	20.8 million tons/year	"

Oct. 15, 1996	STS and mini mill completed	23 million tons/year	"

Sep. 15, 1997	Gwangyang Works Continuous Casting expanded	23.4 million tons/year	"

Mar. 31, 1999	Gwangyang Works # 5 Blast Furnace completed	24.3 million tons/year	"

Apr. 30, 2003	STS #3 plant completed	25.05 million tons/year	"

☐ Actual production capacity: 28.46 million tons.

[Refer to II. Business, 3. Production and Facilities, A. Production Capacity and Criteria for its calculation]

(5) Important Developments Related with Business Operation

[Irrelevant]

     B. POSCO Business Group

(1) Overview of Business Group

•	Criteria: In the past, the Korea Fair Trade Commission (KFTC) arbitrarily designated the top 30 Business Groups as Large Business Groups among domestic conglomerates based on the criteria of total assets in the previous Fiscal Year. KFTC has changed this method of categorization to be based on business practices for regulatory purposes.

-	Groups subject to regulations on a ceiling on investment in other companies: Business groups with over 5 trillion won in total assets (except business groups that have a debt ratio of below 100% according to their consolidated Financial Statements.)

-	Groups subjected to regulations on cross shareholding and debt guarantee: conglomerates with over 2 trillion won in total assets

(2) Companies Belonging to Large Business Groups

•	A company in which a single shareholder and people with a special relationship to the primary shareholder own more than 30% of its stakes. Or a company in which a single shareholder in effect controls the business.

•	POSCO Group:

-	The Korea Fair Trade Commission designated business groups subject to regulations on a ceiling on investment in other companies, and those subject to regulations on cross shareholding and debt guarantee in 2004 (April 1, 2004).

-	POSCO was excluded from the groups subject to regulations on a ceiling on investment in other companies because it has a debt ratio of below 100%.

-	POSCO Group (16 companies) with total assets of 22.058trillion won was designated as 10th among those conglomerates subject to the regulation on cross shareholding.

POSEC, POSTEEL, Changwon Specialty Steel, POSDATA, POS-AC, POSCON, POSMEC, POSTECH Venture Capital Corp, POCOS, POS-M, Seng Kwang, POSRI, POSREC, POSCO Terminal, Seomyeon Development Co., Ltd.

(3) Related laws and regulations

a. Prohibition on Cross Shareholdings (Article 9-1 of the Fair Trade Law)

No corporation belonging to a Business Group shall acquire or own any shares of any Affiliated Corporations which have acquired or own some of its shares

b. Prohibitions on Debt Guarantees for Affiliated Corporations (Article 10-2 of the Fair Trade Law)

No corporation shall provide new debt guarantees for its domestic Affiliated Corporations. Existing debt guarantees for domestic Affiliated Corporations shall be liquidated within one (1) year of the date of designation.

c. Prohibition on owning shares of domestic Affiliated Corporation by venture capital (Article 9-3 of the Fair Trade Law)

No Affiliated Corporation of a Large Business Group established as a corporation for investing in Small-and-Medium Enterprises, pursuant to the Support of the Small-and-Medium Enterprise Start-up Act, shall acquire or own shares of a domestic Affiliated Corporation.

(POSTECH Venture Capital Corp. subject to above clause)

3. Equity Capital

A. New Issue of Registered Form Common Stock with Face Value of Won 5,000

Date	October 22, 1994		February 25, 1998		May 20, 1998
Purpose	DR issuance		DR issuance		DR issuance
Number of Newly-issued Shares	2,112,676 shares		655,738 shares		1,923,077 shares
	(8,450,704 DRs)		(2,622,952 DRs)		(7,692,308DRs)
Issue Price Per Share	~~W~~	114,142(U$142)	~~W~~	122,655(U$76.25)	~~W~~	73,856(U$52)
Equity Capital(‘000 Won)	~~W~~	469,509,050	~~W~~	472,787,740	~~W~~	482,403,125
After the New Issue
Rate of Increase in Equity Capital		2.3%		0.7%		2.0%

* Stock Cancellation by profit :	- 2,891,140 Shares (August 25, 2001,Result of Board of Directors)
- 2,807,690 Shares (November 20, 2002, Result of Board of Directors)
- 1,815,640 Shares (July 22, 2003, Result of Board of Directors)

B. Convertible Bonds

     No relevant data.

C. Bonds with Warrant

     No relevant data

4. Other information regarding Shares

A. Total Number of Shares

(As of March 31, 2004)

Authorized Shares	Outstanding Shares	Shares to be issued
200,000,000	88,966,155	111,033,845

B. Outstanding Shares

(As of March 31, 2004)

Type	Number of shares	Amount (thousand won)
Registered Common Shares	88,966,155	444,830,775
Total	88,966,155	444,830,775

C. Treasury Stock Holdings

(Shares, KRW)

Time of purchase	Type	Number of Shares	Value
Before Dec., 1999	Registered Common	7,580,363	645,527,003,278
Feb 29, 2000 ~ May 18	"	4,824,030	521,435,498,740
June 14, 2000	"	2,891,140	310,839,507,660
October 4, 2000	"	2,161,180	171,597,692,000
Registered Common Total		17,456,713	1,649,399,701,678

Time of Cancellation	Type	Number of Shares	Value
Before Mar.,1999	Cancellation etc.	2,902,717	189,179,155,935
August 30, 2001	Cancellation	2,891,140	290,070,967,340
July 23, 2002	ESOP	633.900	63,599,820,900
November 22,2002	Cancellation	2,807,690	281,698,345,390
July 22, 2002	ESOP	875,066	87,796,246,846
Cancellation by profit etc. Total		10,110,513	912,344,536,411
Sub Total		7,346,200	737,055,165,267

* ESOP (Employee Stock Ownership Plan) : Purchase of Treasury Shares by the ESOA and Complementary Contributions to the ESOA

D. Treasury Stock purchased by Fund Management Institutes under the Trust Contract

As of March 31, 2004	(KRW, Shares)

Date	Name of the institute	Amount	Number of Shares
Nov. 05, 2003	Hana Bank	100,000,000,000	912,010
Total		100,000,000,000	912,010

F. Shares held by ESOA (Employee Stock Ownership Association)

(KRW, Shares)

Type	Beginning	Increase	Decreased	Balance
Registered Common	1,507,236	—	23,750	1,483,486
Total	1,507,236	—	23,750	1,483,486

F. Stock Option

Date of
Grant	Name	Number of Share	Exercising Period	Exercising Price
July 23, 2001	Sang-Boo Yoo	92,211	July 24, 2003 ~	KRW 98,900
	Ku-Taek Lee	46,106	July 23, 2008

	Moon-Soo Park	18,443

	Chang-Oh Kang	18,443

	Soo-Yang Han	13,832

	Won-Pyo Lee	13,832

	Kwang-Woong Choi	11,065

	Jung-Won Kim	11,065

	Chung-U Park	9,221

	Won-Chul Hwang	9,221

	Sung-Hwan Kim	9,221

	Tae-Hyun Hwang	9,221

	Yong-Keun Kim	9,221

	Kwang-Hee Han	9,221

	Dong-Jin Kim	9,221

	Soo-Chul Shin	9,221

	Moon-Chan Ko	9,221

	Chin-Choon Kim	9,221

	Youn Lee	9,221

	Kyeong-Ryul Ryoo	9,221

	Seong-Sik Cho	9,221

	Jong-Tae Choi	9,221

	Hwang-Kyu Hwang	9,221

	Song Kim	9,221

	Woo-In Lee	9,221

	Ung-Suh Park	2,305

	Jae-Young Chung	2,305

	Guil-Soo Shin	2,305

	Jong-Won Lim	2,305

	Samuel F. Chevalier	2,305

	Soon Kim	2,305

	Woo-Hee Park	2,305

	Dae-Wook Yoon	1,960

Date of
Grant	Name	Number of Share	Exercising Period	Exercising Price
April 27 2002	Jong-Doo Choi	9,506	April 28, 2004	KRW 136,400
	Joon Yang Chung	9,506	~ April 27, 2009

	Chang-Ho Kim	9,506

	Nam Suk Hur	9,506

	Chang-Kwan Oh	9,506

	Jeon-Young Lee	9,506

Sep.18 2002	Suk-Man Youn	11,407	Sep. 19, 2004 ~	KRW 116,100
	Young-Tae Keon	9,506	Sep. 18, 2009

April 26, 2003	Chang-Oh Kang	4,900	April 27, 2005 ~	KRW102,900
	Soo-Yang Han	2,940	April 26, 2010

	Won-Pyo Lee	2,940

	Kwang-Woong Choi	5,880

	Kyeong-Ryul Ryoo	4,900

	Kim,E. Han	2,450

	Hyun-Shik, Yoo	2,450

	Han-Kyung, Kim	2,450

	Kwang-Hee Han	1,960

	Dong-Jin Kim	1,960

	Tae-Hyun Hwang	1,960

	Youn Lee	1,960

	Seong-Sik Cho	1,960

	Jong-Tae Choi	1,960

	Hyun-Shik,Chang	9,800

	Oh-Joon, Kwon	9,800

	Dong-Hwa, Chung	9,800

Date of
Grant	Name	Number of Share	Exercising Period	Exercising Price
	Jin-Il, Kim	9,800

	Chun-Hwan,Lee	9,800

	Dong-Hee, Lee	9,800

	Byung-Jo, Choi	9,800

	Sang-Young, Lee	9,800

	Hyun-Uck, Sung	9,800

	Han-Yong,Park	9,800

Total		616,468

5. Voting Rights

As of March 31, 2004

	Number of shares	Remarks
1. Shares with voting rights [a-b]	[88,966,155]

a. Number of outstanding shares	88,966,155

b. Number of shares without voting rights	0

2. Shares with restricted voting rights [ a + b + c + d ]	[8,258,210]

a. Restriction by Code of Commerce	8,258,210	Treasury Stock & Stock under trust contract

b. Restriction by Securities Exchange Law	0

c. Restriction by Fair Trade Law	0

d. Restriction by other regulations	0

3. Shares whose voting rights have been restored	[80,707,945]

Shares which can exercise voting rights [1- 2 + 3]	80,707,945

6. Earnings and Dividend for The Past Five Fiscal Years

(Unit : Million Won)

	The 36th	The 35th	The 34th	The 33rd	The 32nd
Net Profit	1,980,572	1,101,325	819,319	1,636,991	1,558,032
EPS (Won)	24,306	13,442	10,043	19,170	16,242
Net Profit Available for Dividend Payout	1,844,390	1,725,043	759,120	1,946,837	1,479,586
Cash Dividend Paid (Payable)	485,188	286,057	204,048	204,704	159,920
Pay-out Ratio	24.50%	25.97%	24.90%	12.50%	10.26%
Dividend per share (Won)	6,000	3,500	2,500	2,500	1,750
Dividend Yield	3.84%	2.76%	2.20%	3.18%	1.43%
Net asset per share (Won)	149,442	129,546	116,516	108,450	96,951
Recurring Profit per share ( Won)	24,306	13,442	10,043	11,155	12,257

II. Business (Manufacturing)

1. Current Situation of POSCO

(1) Market Share

(Unit: million tons, %)

	Annual for		Annual for		Annual for
	the 37th 1Q		the 36th Fiscal Year		the 35th Fiscal Year
Category	( 2004 1Q)	Market share	(2003)	Market share	(2002)	Market share
Crude steel production	11.7	100	46.3	100	45.4	100
POSCO	7.3	62	28.9	62	28.1	62
Others	4.4	38	17.4	38	17.3	38

(2) Characteristics of the Steel Market

•	The steel industry supplies materials to major export industries, including the automobile, shipbuilding, and electronics appliance industries. By supplying high quality steel materials to the users, POSCO endeavors to attain shared development and prosperity together with its customers.

•	The company also maintains a made-to-order supply system in a bid to meet the diverse needs of its customers, and with an eye to securing stable business operation as an integrated steel producer.

(3) Current Situation and Prospect of New Businesses

[Irrelevant]

2.  Key Products and Raw Materials

A. Current Situation of Key Products

(Unit :100 million won)

Business	Source of
area	sales	Items	Specific utility	Key brands	Sales (portion)
Steel production	Products	Hot rolled products	Steel pipes, shipbuilding, etc.	POSCO	17,286 (41%)
		Cold rolled products	Automobiles,		13,691 (33%)
Electronic appliances, etc.
		STS	Silverware, steel pipes, etc		10,637 (25%)
	Others	Byproducts, etc.	Raw material for cement, etc.		296( 1%)

		Total			41,910 (100%)

B. Price Trends of Key Products

(Unit: won/ton )

		Annual for the 37th		Annual for the 36th		Annual for the 35th
		1Q		Fiscal Year		Fiscal Year
Items		(Jan. 1~Mar. 31, 2004)		(Jan. 1~Dec. 31, 2003)		(Jan. 1~Dec. 31, 2002)
Hot-rolled coil	Domestic	391,315		363,160		317,537
	Export	427,267	($365)	393,193	($330)	318,297	($255)

Cold-rolled	Domestic	499,206		470,859		416,626
steel sheet	Export	528,521	($451)	502,876	($422)	371,319	($297)

(1) Criteria for Calculation

•	Product items and objects for calculation: sale prices of standard hot-rolled coil, and cold-rolled steel sheet.

•	Unit and method for calculation: The average price of each product based on its total sales during the given period, excluding freight revenue.

(2) Factors of Price Fluctuations

•	Hikes in domestic prices and export prices in tune with a boom in the steel market.

C. Current Situation of Major Raw Materials

(Unit: million won)

				Purchase
Business	Type of			amount
area	purchase	Item	Specific use	(portion)	Remarks
Steel	Raw	Iron ore	Iron ore for blast	381,068	BHP, and Hamersley of
production	materials		furnaces	(19.9%)	Australia
					CVRD of Brazil
		Coal	Coking coal: Heat	345,851	BHP of Australia
			source for blast	(18.0%)	Fording of Canada
			furnaces,
			Reductant
			Smokeless coal:
			Sintering fuel
		Iron materials	Iron material for	168,132	Carbon steel scrap iron,
			steelmaking	(8.8%)	HBI,
					cold pig iron, etc.
		STS	Key materials for	814,092	Nickel, Fe-Cr,
		materials	STS production	(42,5%)	STS scrap iron, etc.
		Ferro	Submaterials for		Alloy iron, Nonferrous
		materials	ironmaking,	165,702	metal,
		Other raw	steelmaking	(8.7%)	Claus
		materials
		Limestone,	Submaterials for	50,459	Limestone, manganese,
		other	ironmaking,	(2.1%)	fluorite
		minerals	steelmaking
Total				1,915,304

Note) Amount: Based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

D. Price Trends of Key Materials

(Unit: won/ton )

Category	The 37th 1Q	The 36th Fiscal Year	The 35th Fiscal Year
Iron ore	36,538	31,721	31,064
Coal	74,352	60,276	61,993
Scrap iron	278,445	196,687	150,529
Nickel	17,251,063	11,037,181	8,435,974

(1)	Criteria for Calculation

The unit price is based on costs calculated at the point of storage (CIF+customs duty+unloading+other costs)

(2)	Key Factors in Price Fluctuations

A.	Iron ore

•	Iron ore price and Shipping charge increased

•	Trend of purchase price(CFR) :	$24.15/ton	à	$26.10/ton	à	$30/ton
		(2002)	à	(2003)	à	(2004.1Q)

B.	Coal

•	Coal price and Shipping charge increased

•	Trend of purchase price (CFR):	$48.55/ton	à	$49.12/ton	à	$55.71/ton
		(2002)		(2003)		(2004.1Q)

C.	Scrap iron

•	The price of imported scrap iron increased as scrap iron on demand rose due to a booming steel market in the world.

•	Trend of purchase price (CIF):	$116/ton	à	$160/ton	→	$231/ton
		(2002)		(2003)		(2004.1Q)

D. Nickel

•	It is projected that there will be nickel supply shortages because INCO Corporation strike etc. As a result, there will likely be a strong demand for nickel, which will raise nickel prices significantly in this year.

•	Trend of LME price:	$6,615/ton	→	U$9,117/ton	→	U$	14,391/ton
		(2002)		(2003)			(2004.1Q)

3.	Production and Facilities

     A. Production capacity

(Unit : Thousand Ton)

Items	2004 1Q	2003	2002
Pohang Works	3,170	12,660	12,200
Gwangyang Works	3,950	15,800	15,800
Total	7,120	28,460	28,000

-	Pohang Works : #1 Steel Making (650) + #2 Steel Making (2,100) + STS (420) = 3,170

-	Gwangyang : #1 Steel Making (1,700) + #2 Steel Making (1,800) + Minimill (450) = 3,950

-	Total =7,120 thousand tons

*	Based on actual capacity revised on April, 1999

*	Based on actual capacity recalculated on October, 2002

*	STS Steel Making launched on May,2003

     B. Production and Capacity Utilization Rate

(1)Production	(Unit : Thousand Ton)

Items		2004 1Q	2003	2002
	Pohang	3,335	12,666	12,164
	Gwangyang	3,981	16,234	15,902
Crude Steel		7,316	28,900	28,066
Plate	Pohang	819	2,986	3,046
HR Products		2,615	10,521	9,388
	Pohang	877	3,806	3,185
	Gwangyang	1,738	6,715	6,203
CR Products		2,385	9,269	8,923
	Pohang	492	1,199	1,531
	Gwangyang	2,035	8,070	7,392
STS	Pohang	492	1,587	1,236
Others	Pohang	777	2,971	2,949
	Gwangyang	40	220	108
Pohang		3,314	12,549	11,947
Gwangyang		3,813	15,005	13,703
Finished Products		7,127	27,554	25,650
	Pohang	36	296	584
	Gwangyang	90	414	867
Half- Finished Products		126	710	1,451
	Pohang	3,350	12,846	12,531
	Gwangyang	3,903	15,420	14,570
Total Products		7,253	28,266	27,101

     (2) Capacity Utilization Rate for 2004 in Terms of Crude Steel Production

(Unit : Thousand Ton)

Items	Capacity	Production	Utilization Rate
Pohang Works	3,170	3,335	105.20%
Gwangyang Works	3,950	3,981	100.8%
Total	7,120	7,316	102.8%

-	Utilization Rate = Production/Real Production Capacity.

C. Production Facilities

     (1) Book Value of Fixed Assets

(Unit : Million Won)

	Beginning				Ending Book
Items	Book Balance	Increased	Decreased	Depreciation	Balance
Pohang
Land	405,962		3,227		402,735
Building	986,437	4,798	8,998	14,485	967,752
Structures	410,886	2,413	385	6,991	405,923
Machinery & Equipment	2,177,934	87,119	62,617	135,410	2,067,026
Vehicles	17,220	372	84	1,158	16,350
Tools and Fixtures	9,815	1,446	509	1,116	9,636
Furniture & Others	27,075	1,536	1,344	1,893	25,374
Gwangyang
Land	378,329				378,329
Building	859,160	3,910	143	17,273	845,654
Structures	505,118	4,866	670	11,132	498,182
Machinery & Equipment	1,797,576	63,480	22,430	147,751	1,690,875
Vehicles	10,323			866	9,457
Tools and Fixtures	14,601	1,117	525	1,462	13,731
Furniture & Others	7,215	1,584	409	1,012	7,378

     (2) Major Capital Expenditures

           (a) Investments under construction

(Unit : Hundred million Won)

	Total	Invested		Amount to
Items	Investment	Amount		Be invested
Expansion	8,915	2,303	(273)	6,612
Maintenance	8,293	1,122	(97)	7,171
Total	17,208	3,425	(370)	13,783

         (b) Planned investments

(Unit : Hundred Million Won)

	Total
	Amount	2004	2005	2006
Total	69,525	22,519	28,134	18,872

4. Sales

A. Breakdown of Steel Product Sales

(Unit : Thousand Ton, Hundred Million Won)

		2004 1Q		2003		2002
Items		Volume	Amount	Volume	Amount	Volume	Amount
Hot Rolled	Domestic	3,476	14,612	14,177	53,357	14,044	46,732
Products	Export	679	3,072	2,517	10,416	2,294	7,776
	Total	4,155	17,684	16,694	63,773	16,338	54,508
Cold Rolled	Domestic	1,553	8,417	6,251	31,988	5,952	27,577
Products	Export	992	5,660	3,686	19,756	3,657	15,019
	Total	2,546	14,077	9,937	51,744	9,609	42,596
Stainless	Domestic	252	5,856	928	16,295	857	13,331
Steel	Export	241	4,855	643	10,219	390	5,772
	Total	493	10,711	1,571	26,514	1,247	19,103
Others	Domestic		445		1,825	—	1,326
	Export		—		—	—	—
	Total		1,445		1,825	—	1,326
Total	Domestic	5,282	29,330	21,356	103,465	20,853	88,966
	Export	1,912	13,586	6,845	40,391	6,341	28,567
	Total	7,194	42,916	28,201	143,856	27,194	117,533
Discount			-69		-263	—	-247
Grand Total		7,194	42,847	28,201	143,593	27,194	117,286

B. Marketing organization, channel and strategy

     (1) Organization

Hot Rolled Steel Sales Dept., Plate & Wire Rod Sales Dept., Cold Rolled Steel Sales Dept., Automotive Flat Products Sales Dept., Coated Steel Sales Dept., Stainless Steel Sales Dept., Marketing Strategy Dept..

     (2) Sales Channel

i)	Direct sales : POSCO àCustomers

ii)	Indirect Sales

-	Domestic market : Sales agents, e-sales or POSTEEL

-	Overseas Market : General Trading Companies

     (3) Sales Condition

-	Domestic Sales : Credit sales based on production to order

-	Export Sales : Sales based on irrevocable Letter of Credit

     (4) Sales strategies

o	Strengthen marketing focused on customer oriented

-	Implement Customer Relationship Management (CRM) system

-	Formulate partnership with key customers through EVI, JIT,etc

-	Improve customer support technical services

o	Forster Strategic products

-	Enhance competitiveness Automotive Flat, high-class API, STS400 and electric steel sheets

o	Enhance cost Leadership

-	Focused management on inventories, energy & logistics by each responsible unit through BSC

-	Settle Labor Cost Management Process led by each work in the field

6.	Related to the Derivatives

A.	Foreign Exchange Position

(Unit: USD,EURO: Thousand, JPY : Million)

		Current Position			Future Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD	-843,370	161,835	1,005,205
Japan	JPY	-58,362	28,278	86,640
Germany	DEM
UK	GBP
Euro land	EURO	-28,068	1,668	29,736
Others

* Current position based on foreign assets and debt.

(Unit: USD,EURO: Thousand, JPY : Million)

		Option Position			Swap Position
Nation	Currency	Position	Assets	Debt	Position	Assets	Debt
USA	USD				174,000	174,000
Japan	JPY				-22,868		22,868
Germany	DEM
UK	GBP
Euro land	EURO
Others

A. Risk Management for Foreign Exchange

       There are three basic strategies for the risk management for foreign exchange.

       First, Natural Hedge.

Maintain the balance between the income and expenditure of foreign exchange to reduce the net exposure.

       Second, Balance the assets and debt.

An Increase in foreign assets as well as a decrease in foreign debt to reduce the exposure to the foreign exchange fluctuation.

       Third, Introduce the risk management system.

POSCO introduced the risk management system on December 15, 2000 to manage the remaining foreign exchange more systematically.

7. Important contracts

       A. Import Contract

         N.A.

8. Research & Development

       A. R & D Organization

		Number of
		Teams or groups	Staff
In-house	Technology Development Department	9	98
	Finex Development Department		181
	Technical Research Laboratory (Group)	16	566
Independent	Research Institute of Industrial Science and Technology		334

B.	R&D Expense

(Million Won)

	2004 1Q	2003	2002
1. Raw Materials	21,177	57,152	29,366
2. Labor cost	8,151	74,191	61,873
3. Depreciation	2,943	22,954	11,577
4. Subcontract	20,127	38,189	21,362
5. Other Expense	13,243	15,626	100,598
Total	65,641	233,286	184,097
(R&D/Sales Ratio)*100	1.53%	1.62%	1.57%

9. Other information for investment decision making

A.	Funding from domestic market

(Unit : Hundred Million Won)

Source	Beginning	Increase (Decrease)	Ending Balance
From Money Market
Banks
Others
From Capital Market
Bond (private)
Bond (public)	16,000	(3,000)	13,000
Others
Total	16,000	(3,000)	13,000

B.	Funding from overseas

(Unit :Hundred Million Won)

	Beginning	Increase (Decrease)	Ending Balance
Financial Institutions	2,993	(175)	2,818
Bond	16,811	(525)	16,286
Equity
Others
Total	19,804	(700)	19,104

III. Financial Statements

1. Summary of Unconsolidated Financial Statements

(Unit: million won)

	2004 1Q	2003	2002	2001	2000
Current Assets	5,488,982	5,327,843	3,772,625	3,560,773	4,543,060
Quick Assets	3,738,686	3,768,583	2,501,696	2,191,303	3,080,993
Inventories	1,750,296	1,559,260	1,270,929	1,369,470	1,462,067
Fixed Assets	13,077,124	13,078,757	13,471,861	14,054,757	13,223,506
Investments	4,089,818	4,023,191	3,869,016	4,609,647	3,990,724
Tangible Assets	8,638,881	8,705,192	9,271,701	9,118,589	8,929,983
Intangible Assets	348,426	350,374	331,144	326,521	302,799
Total Assets	18,566,106	18,406,600	17,244,486	17,615,530	17,766,566
Current Liabilities	2,482,382	2,528,217	2,497,274	2,252,545	3,509,702
Fixed Liabilities	2,732,131	2,920,385	3,180,416	5,166,492	4,826,918
Total Liabilities	5,214,513	5,448,602	5,677,690	7,419,037	8,336,620
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,707,587	3,707,587	3,685,953	3,673,621	3,670,457
Retained Earnings	10,183,818	9,867,437	8,483,234	6,986,939	6,662,163
Capital Adjustments	-1,022,215	-1,099,429	-1,084,794	-946,470	-1,385,078
Total Shareholders’ Equity	13,351,594	12,957,998	11,566,796	10,196,493	9,429,946
Total Sales	4,284,663	14,359,329	11,728,595	11,086,119	11,692,000
Operating Profit	1,008,406	3,058,534	1,833,485	1,429,457	2,099,224
Recurring Profit	1,011,589	2,663,863	1,465,444	1,114,971	1,331,484
Net Profit	719,921	1,980,572	1,101,325	819,319	1,636,991

2. Items to pay attention for use of Financial Statements

A. Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2004 1Q	2003 and 2002
CPAs	Samil Accounting Corp	Samil Accounting Corp
	Pricewaterhouse Coopers	Pricewaterhouse Coopers

Audit Opinion	Unqualified	Unqualified

     B. Any violations against GAAP

       (1) Violations, which need to amend Financial Statements

            N.A.

       (2) Violations, which are not related with amendment of Financial Statements

            N.A.

3. Unconsolidated Financial Statements

       A. Balance Sheet

            Refer to the attached the review report as March 31, 2004

       B. Income Statements

            Refer to the attached the review report as March 31, 2004

       C. The Note in the Financial Statement

            Refer to the auditor’s note in financial statement

       D. The Financial Statement before and after amended in this Fiscal Year

            N.A

4. Consolidated Financial Statements

       A. Summary for the Fiscal Years 1999 through 2003

(million won)

	2003	2002	2001	2000	1999
Current Assets	7,621,598	5,397,476	4,960,937	6,306,451	5,982,514
Quick Assets	5,553,227	3,726,031	3,223,686	4,394,808	4,306,231
Inventories	2,068,371	1,671,446	1,737,251	1,911,643	1,676,282
Fixes Assets	13,146,951	13,679,373	14,444,398	13,840,224	13,707,420
Investments	2,826,679	2,879,987	3,352,924	2,849,980	2,472,524
Tangible Assets	9,845,776	10,324,574	10,600,766	10,454,929	10,811,472
Intangible Assets	474,496	474,812	490,708	535,315	423,424
Total Assets	20,768,549	19,076,849	19,405,334	20,146,675	19,689,934
Current Liabilities	4,171,918	3,965,489	3,618,918	5,346,831	4,524,361
Fixed Liabilities	3,347,064	3,536,930	5,435,628	5,241,545	5,965,490
Total Liabilities	7,518,982	7,502,419	9,054,546	10,588,376	10,489,851
Minority Interest	293,299	279,165	168,171	159,623	121,333
Common Stock	482,403	482,403	482,403	482,403	482,403
Capital Surplus	3,828,773	3,797,737	3,859,030	3,860,756	3,799,991
Retained Earnings	9,875,080	8,219,499	6,966,189	6,595,470	5,193,185
Capital Adjustments	-1,229,988	-1,204,374	-1,125,004	-1,539,953	-396,830
Total Shareholders’ Equity	13,249,567	11,574,430	10,350,789	9,558,299	9,200,082
Total Sales	17,789,237	14,354,918	13,121,097	13,776,214	12,701,013
Operating Profit	3,262,981	2,049,867	1,587,293	2,306,463	2,020,805
Recurring Profit	2,747,271	1,507,437	1,174,673	1,384,660	1,707,201
Total Net Profit	2,017,000	1,109,132	837,210	1,642,350	1,555,348
Consolidated Net Profit	1,995,983	1,089,288	845,679	1,636,667	1,554,397
Number of Consolidated Companies	35	33	32	34	34

       B. Items to pay attention for use of Financial Statements

(1) Principles to write Financial Statements

The company prepared its Financial Statements in accordance with Generally Accepted Accounting Principle and Certified Public Accountant’s audit opinions on Financial Statements are as follows.

	2003 and 2002	For FY 1999,2000 and 2001
CPAs	Samil Accounting Corp	Anjin & Co Arthur
	Pricewaterhouse Coopers	Anderson

Audit Opinion	Unqualified	Unqualified

     (2) Any violation, need to amend the consolidated financial statement

            N.A

     (3) Any violation, does not need to amend the consolidated financial statement

            N.A

     (4) The companies included in the consolidated financial statement in the recent 3 Fiscal Years

	The companies included	The companies added	The companies dropped
2003	POSCO and 35companies	POSCO Qintao

2002	POSCO and 33companies	POSREC ,Qintao STS	POSVEN

2001	POSCO and 32companies	-	POS Energy and other

     C. Consolidated Financial Statements

       (1) Consolidated Balance Sheet

            Refer to the 36th Consolidated Financial Statements as of December 31,2003

       (2) Consolidated Income Statements

            Refer to the 36th Consolidated Financial Statements as of December 31, 2003

6. Divisional Financial Status

     A. Divisional Financial Information

            N.A

The POSCO and its related companies have been operating mainly steel business

     B. Regional Financial Information

            N.A

There is not any country or region, in which the sales or assets of the companies or division are bigger than 10% of consolidated sales or assets

7. Financial Statement before and after consolidation

     A. The Overview of Consolidation

            N.A

     B. Financial Statement before and after Consolidation

            N.A

     C. Issues related Consolidation

            N.A

IV. Current Situation on Corporate Governance and Company Affiliates

1. Overview of Corporate Governance

A. Issues related with the Board of Directors

(1) Composition of the Board of Directors

(A) Authority of the Board of Directors

•	Deliberation and resolution of legal issues and key matters in business operations

-	Discusses and make decisions on the convocation of shareholders meetings and submission of agendas for shareholders meetings, as well as on legal issues including the issuance of new shares, and the repurchase and disposal of company shares

-	Discusses and makes decisions on key matters in business operations, including mid- and long-term business strategies, annual business plans, and new investments in and outside of the company

•	Recommendation of standing directors of the board, and election of the chairman of the Board, President, Vice-Presidents, Executive Vice President, and Senior Vice Presidents among Standing Directors

•	Selection of members of the special committees

•	Determination of the functions of the Board of Directors and Special Committees

(B) Whether to disclose personal profiles of director candidates before shareholders meeting, and whether shareholders can recommend candidates

Feb. 19, 2004	The Director Candidate Recommendation and Evaluation Committee recommended 6 candidates for outside directors

Feb. 20, 2004	The Board of Directors recommended 5 candidates for standing directors

Feb. 20, 2004	Disclosed the personal profiles of director candidates and their relevant experience

Mar. 12, 2004	Selected directors (shareholders meeting)

(C) Establishment and composition of the Director Candidate Recommendation and Evaluation Committee

•	Changed the name from the Director Candidate Recommendation Committee (March 17, 2000) to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

•	Set up the Director Candidate Recommendation Committee. (March 12, 2004)

Outside
Name	Director	Remarks
Yoo Hyun-shik (Chairman)	o	<Satisfies the regulation requiring that more than 50% of directors should be from outside >

Kim E. Han (member)	o	- Outside directors (3), Standing directors(1):

Kim Han-kyung (member)	o	Pursuant to 3 of Clause 16 under Article 191 in the Securities Exchange Act (Correspondingly applying 2 of Clause 5 of under Article 54 in the Securities Exchange Act)

Choi Kwang-Woong (member)	Standing Director

     (D) List of outside directors

Relation with
majority
Name	Experience		shareholder	Remarks
Samuel F. Chevalier	•	Former vice chairman, Bank of New York

	•	Former president of Irving Bank (Economics, Northeastern University)	None

Kim E. Han	•	Distinguished Professor at University of Michigan

	•	Former advisory professor of the Korea Stock Exchange, advisor to the World Bank (MBA at Cornel University, PhD in business administration from State University of New York)	"

Yoo Hyun-shik	•	Former president of Samsung General Chemicals

	•	Former vice-president of Cheil Industries Inc. (Chemical engineering at SNU)	"

Kim Han-kyung	•	Former vice chairman of SK Corp.

	•	Former president of SK Corp. (Business administration at Kyunghee University)	"

Park, Young-Ju	•	CEO & President of Eagon Co.	"

	•	Chairman of the Korean Business Seminar Council

Relation with
majority
Name	Experience		shareholder	Remarks
	•	Vice-President of the Federation of Korean Industries(FKI)

Jun, Kwang-woo	•	Vice-President of Woori Finance Group (Oversees strategy)
"
	•	Former Head of the International Finance Center

Jeffrey D. Jones	•	American Lawyer at Kim&Jang Law Office
"
	•	Former Chairman of the American Chamber of Commerce in Korea

Suh, Yoon-Suk	•	Head of the Business School at Ewha Women’s Univ.
"
	•	Vice-President/Commissioner of Account Management for the Korea Accountant Association

Park,Won-Soon	•	Standing Chairman of the Beautiful Foundation
"
	•	Chairman of Korea Human Rights Foundation

•	Preparation of internal system to allow access to management information

-	Issues critical to company management are set to be deliberated at the Board of Directors. (Related materials are distributed days before the opening of the Board of Directors meeting)

-	Key agendas to be submitted to the Board of Directors are pre-examined by a designated special committee that consists mostly of outside directors.

-	Operates a division to support outside directors. Regularly reports on management conditions and frequently offers related materials to outside directors.

-	Holds workshops and management report sessions for outside directors.

     (E) Whether a director is covered by damage liability insurance or not

Insurance premium
Name	Insurance premium	Insurance benefits	paid by company	Remarks
All directors	430 million won	30 billion won	Entirety

(2) Issues related with the Operation of the Board of Trustees

(A) Key issues in regulations on the operation of the board of trustees

•	Agendas submitted to the Board of Directors

-	Convocation of general shareholders meetings, and agendas submitted to the meetings, issuance of new shares, purchase and disposal of company shares, and deliberation and resolution of legal matters

-	Deliberation and resolution of key management issues, including mid- and long-term management strategy, annual business plans, and major internal and external new investments

•	Composition of special committees under the Board of Directors and their functions

Category	Composition	Major functions
Director Candidate Recommendation Committee	3 outside directors	- Evaluation of the qualifications of director candidates and recommendation of outside director candidates
	1 standing director	- Advance screening for nominating representative director, members of special committee(s)

Evaluation and Compensation Committee	4 outside directors	- To establish management succession and development plans

- To establish executives evaluation and compensation plan and to take necessary measures to execute such plans

- To pre-deliberate on remuneration and retirement allowance of directors and executives officers

-To pre-deliberate on matters related to stock option

Finance & Operation Committee	3 outside directors	- Advance deliberation on crucial new investment in outside companies, and advance deliberation on the revision and abolition of regulations regarding the operation of the Board of Directors

	2 standing directors	- Deliberation and resolution on financing matters, and on donations between 100 million and 1 billion won

Audit Committee	4 outside directors	- Audit of corporate accounting and business operations

- Creation of audit report on closing accounts, and reporting to the shareholders meeting

Insider Trading Committee	4 outside directors	- Review of issues and improvement measures related to internal transactions in accordance with the Monopoly Regulation and Fair Trade Act

- Preliminary deliberation of internal transactions in

Category	Composition	Major functions
accordance with the Monopoly Regulation and Fair Trade Act (exceeding KRW 10 billion in transaction amount)

- Make resolutions on internal transactions in accordance with the Monopoly Regulation and Fair Trade Act (between KRW 5 billion and 10 billion in transaction amount)

Management Committee	6 standing directors	- Advance deliberation on and approval of in-house investment schemes

- Deliberation on important subjects regarding hierarchical structure, development and adjustment of personnel

- Important subjects on working policy, and changes to welfare

(B) List of key activities of the Board of Directors (Jan. 1, 2004 – April. 30, 2004)

Session	Date	Agenda	Approval	Remarks
2004-1	Jan.14	5 cases including plan to improve Corporate Governance	All 5 cases approved

2004-2	Feb.20	3 cases including a plan on donations to the POSCO Educational Foundation	All 3 cases approved

2004-3	Mar.12	5 cases including the composition of special committee	All 5 cases approved

2004-4	Apr.30	6 cases including project of taking over Hanbo Steel Company	All 6 cases approved

© Major activities of outside directors on the Board of Directors(Jan. 1,2004 – April. 30, 2004)

Session	Date	Number of participating outside directors	Remarks
2004-1	Jan.14	7 persons

2004-2	Feb.20	8 persons

2004-3	Mar.12	8 persons

2004-4	Apr.30	9 persons

(D) Composition of committees and their activities(Jan. 1, 2004 – April 30, 2004)

Date of meeting	Committee	Agenda
Jan. 6, 2004	Management Committee	3 cases including Expansion No.1 PCM (Pickling and Tandem Cold rolling Mill) and to construct No. 6CGL(Continuous Galvanizing Line) at Gwangyang Work

Jan. 13, 2004	Finance & Operation Committee	2 cases, including plan to improve Corporate Governance

Jan. 13, 2004	Director Candidate Recommendation Evaluation Committee	The evaluation of business performance for the entire company in 2003

Jan. 14, 2004	Director Candidate Recommendation and Evaluation Committee	Management of Outside Directors Candidate advisory Committee

Jan. 15, 2004	Management Committee	3 cases, including Strip Casting Demo Plant construction

Feb. 3 , 2004	Management Committee	4 cases, including Improvement of drainage system for Pohang Sungang area

Feb.13, 2004	Director Candidate Recommendation and Evaluation Committee	Assessment of qualifications of outside directors

Feb.16, 2004	Management Committee	Deficits disposal of investment property of Alps Resort

Feb.19, 2004	Finance & Operation Committee	4 cases including plan to contribute POSCO Educational Foundation

Feb.19, 2004	Director Candidate Recommendation and Evaluation Committee	3 cases including assessment of qualfications and recommendation of Outside Director candidates

Mar.12, 2004	Director Candidate Recommendation Committee	3 cases including nomination of Chairman and Representative Director & President and Representative Direcotor

Mar.12, 2004	Evaluation and Compensation Committee	Revision of Directors’ compensation stardard

Apr. 19, 2004	Management Committee	2nd repair of Pohang Work’s balst furnace No. 3

Apr. 29, 2004	Finance & Operation Committee	5 cases including project of taking over Hanbo Steel Company

Apr. 30, 2004	Insider Trading Committee	2 cases including change of POS AC’s office lease contract

B. Matters Concerning Auditing

(1) Matters Concerning Auditing Organization

(A) Whether to set up the audit committee (auditors), and how to compose the committee, etc.

•	Legal ground for establishment: Pursuant to the Commercial Act (Clause 2 under Article 415) and the Securities Exchange Act (Clause 17 under Article 191), POSCO is obliged to set up a committee (total assets exceeding 2 trillion won)

•	Establishment

-	Date : March 17, 2000

-	Members: 4 persons (4 members of outside directors)

•	Operated in compliance with regulations on the operation of the audit committee (Legislated on March 17, 2000)

-	Arrangement of the meeting: One regular session per quarter and special meetings as necessary

-	Resolution of agenda: More than half of the registered members should participate and a minimum of half of the participants should reach consensus

-	Submission of agenda: Submitted by committee chairman, chairman of the board, or each member

-	Supporting department: In-house auditing department supports the committee for the efficient processing of tasks

(B) Whether to prepare an in-house mechanism to allow the audit committee (auditors) to access relevant management information

-	Stipulated in regulations on the operation of the audit committee in compliance with related legislation

	The committee audits managerial executions by directors

‚	The committee may request directors to report on operations, and/or examine the company’s business operations and asset portfolio.

ƒ	The committee may request a director to stop certain deeds, should the director pursue activities in violation of the articles of incorporation as which may cause irrevocable damage to the company.

„	The committee may demand the Board of Directors to convene a special shareholders meeting.

…	As necessary, the committee may request companies in which POSCO is invested to report on their business operations. If an invested company does not report as requested right away, or if the committee needs to confirm the validity of the report, the committee may also investigate the operations of the invested company and its asset portfolio.

†	As necessary, the committee may receive consulting from outside experts at the company’s expense.

(C) Personal profile of the audit committee (auditors)

Name	Experience	Qualifications	Remarks
Kim Eung-han	Distinguished Prof. of University of Michigan	Satisfies requirements in the articles of incorporation	Chair

Yoo Hyun-shik	Former president of Samsung General Chemicals	"

Jeffrey D. Jones	Former Chairman of the American Chamber of Commerce in Korea	"

Suh, Yoon-Suk	Head of the Business School at Ewha Women’s Univ.	"

(2) Major activities of the audit committee (auditors)

Session	Date		Agenda	Approval	Remarks
		•	Review agendas

		-	Results of the audit of account for the 36 th Fiscal Year	Approved

2001-1st	Feb. 10, 2004	-	Assessment of operations of the in-house controlling system in 2003	Approved	3 members participating

		•	Report agendas

		-	Overview of operations of the in-house controlling system by external auditors	Approved

2004-2nd	Mar. 12, 2004	•	Deliberation agenda		All members participating

		-	Approval of the appointment of the audit office head	Approved

		-	Approval of the appointment of Interanl control system manager	Approved

C. Execution of Voting Rights by Shareholders

(1) Whether to Adopt the Cumulative Voting System

* Introduced the Cumulative Voting System at the 36th ordinary general meeting of shareholders on Mar. 12, 2004.

(2) Whether to Adopt the Ballot Voting System or Electronic Voting System

* Introduced the Ballot Voting System or Electronic Voting System at the 36th Ordinary General meeting of shareholders on Mar. 12, 2004.

(3) Execution of Voting Rights by Minority Shareholders

[Irrelevant]

D. Compensation of Executives

(1) Current situation of salary to directors (including outside directors) and members of the Audit C-ommittee (auditors)

Maximum pay
approved by
		shareholders	Average payment per
	Total payment	meeting	person
Category	(2004)	(2004.1~2004.3.)	(2004.12004.3)	Remarks
Director	4 billion won	1.094 billion won	72.9 million won

* Standards for bonus payment: Paid out twice per year (January, June) according to business performance within a limit of 100% of his or her basic annual salary (200% for the chairman of the board).

(2) List of Stock Options Presented to Executives

[Refer to F. Stock option under 4. Number of Total Shares, in I. Company Overview]

Attachment : Auditor’s Review Report

POSCO
Non-Consolidated Interim Financial Statements
March 31, 2004 and 2003

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hankangro 2ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Board of Directors and Shareholders of
POSCO

We have reviewed the accompanying non-consolidated balance sheet of POSCO (the “Company”) as of March 31, 2004, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2004 and 2003, expressed in Korean Won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities & Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of POSCO as of December 31, 2003, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated January 14, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Notes 15 and 27 to the non-consolidated financial statements, during the three-month periods ended March 31, 2004 and 2003, the Company entered into sales and purchase transactions with related parties amounting to KRW112,990 million and KRW134,736 million, respectively, in 2004, and KRW599,529 million and KRW361,288 million, respectively, in 2003. Related receivables and payables amounted to KRW785,488 million and KRW430,341 million, respectively, as of March 31, 2004, and KRW93,502 million and KRW155,826 million, respectively, as of December 31, 2003. Guarantees provided to related parties amounted to KRW155,795 million and KRW176,800 million as of March 31, 2004 and December 31, 2003.

Accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
April 19, 2004

This report is effective as of April 19, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries
Non-Consolidated Balance Sheets
March 31, 2004 and December 31, 2003

(in millions of Korean Won)	2004	2003
Assets
Current assets
Cash and cash equivalents (Notes 3 and 26)	405,941	298,493
Short-term financial instruments (Notes 3 and 26)	659,121	513,084
Trading securities (Note 6)	948,344	1,215,983
Current portion of held-to-maturity securities (Note 7)	229,256	248,583
Trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Notes 4, 26 and 27)	1,338,136	1,393,281
Inventories (Note 5)	1,750,296	1,559,260
Other accounts and notes receivable, net of allowance for doubtful accounts (Notes 4, 26 and 27)	85,894	43,002
Other current assets, net of allowance for doubtful accounts (Note 10)	71,994	56,157

Total current assets	5,488,982	5,327,843
Property, plant and equipment, net (Notes 8 and 28)	8,638,881	8,705,192
Investment securities (Notes 7, 12 and 26)	3,845,939	3,762,636
Intangible assets, net (Notes 9 and 28)	348,426	350,374
Long-term trade accounts and notes receivable, net of allowance for doubtful accounts and present value discount (Note 4)	43,926	37,427
Long-term financial instruments (Notes 3 and 26)	45	45
Long-term loans, net of allowance for doubtful accounts (Note 4)	742	742
Other long-term assets, net of allowance for doubtful accounts (Notes 8 and 10)	199,165	222,341

Total assets	18,566,106	18,406,600

POSCO and Subsidiaries
Non-Consolidated Balance Sheets
March 31, 2004 and December 31, 2003

(in millions of Korean Won)	2004	2003
Liabilities and Shareholders’ Equity
Current liabilities
Trade accounts and notes payable (Notes 26 and 27)	437,142	425,779
Current portion of long-term debt, net of discount on debentures issued (Note 11)	753,522	924,655
Accrued expenses (Note 26)	272,210	288,211
Other accounts and notes payable (Notes 26 and 27)	254,386	218,571
Withholdings	19,677	39,032
Income tax payable	608,780	546,539
Dividends payable	2,486	2,504
Other current liabilities (Note 14)	134,179	82,927

Total current liabilities	2,482,382	2,528,218
Long-term debt, net of current portion and discount on debentures issued (Note 12)	2,444,153	2,640,783
Accrued severance benefits, net (Note 13)	138,268	121,111
Deferred income tax liabilities (Note 24)	99,498	114,654
Other long-term liabilities (Notes 14)	50,212	43,837

Total liabilities	5,214,513	5,448,603

Commitments and contingencies (Note 15)
Shareholders’ equity
Capital stock (Note 1)	482,403	482,403
Capital surplus (Note 16)	3,707,587	3,707,587
Retained earnings (Note 17)	10,183,818	9,867,437
Capital adjustments (Note 18)	(1,022,215)	(1,099,430)

Total shareholders’ equity	13,351,593	12,957,997

Total liabilities and shareholders’ equity	18,566,106	18,406,600

POSCO and Subsidiaries
Non-Consolidated Balance Sheets
March 31, 2004 and December 31, 2003

(in millions of Korean Won, except per share amounts)	2004	2003
Sales (Notes 27 and 28)	4,284,663	3,261,119
Cost of goods sold (Note 21)	3,027,261	2,297,734

Gross profit	1,257,402	963,385
Selling and administrative expenses (Note 22)	248,996	189,573

Operating profit	1,008,406	773,812

Non-operating income
Interest income	22,436	12,019
Dividend income	3,072	13,316
Gain on valuation of trading securities	7,905	2,616
Gain on disposal of trading securities	5,796	9,191
Gain on disposal of property, plant and equipment	1,812	1,574
Gain on foreign currency transactions	22,098	14,122
Gain on foreign currency translation	67,632	4,015
Gain on valuation of investments using the equity method (Note 7)	9,078	26,823
Gain on valuation of derivatives (Note 20)	1,453	103
Others	26,728	29,024

	168,010	112,803

Non-operating expenses
Interest expense	39,025	62,861
Other bad debt expense	1,074	2,958
Loss on foreign currency transactions	27,003	13,368
Loss on foreign currency translation	2,861	87,636
Donations (Note 23)	70,691	63,919
Loss on disposal of property, plant and equipment	9,825	5,294
Loss on valuation of inventories	—	1,800
Loss on valuation of derivatives (Note 20)	4,387	—
Others	9,961	6,263

	164,827	244,099

Net income before income taxes	1,011,589	642,516
Income tax expense (Note 24)	291,668	173,843

Net income	719,921	468,673

Basic and diluted earnings per share (Note 25) (in Korean Won)	8,920	5,738

POSCO and Subsidiaries
Non-Consolidated Statements of Income
Three-Month Periods Ended March 31, 2004 and 2003

(in millions of Korean Won)	2004	2003
Cash flows from operating activities
Net income	719,921	468,673

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	362,332	344,210
Provision for doubtful accounts	6,297	2,180
Accrual of severance benefits	20,853	20,156
Gain on valuation of trading securities	(7,827)	(1,822)
Gain on disposal of trading securities	(5,796)	(9,141)
Loss on disposal of property, plant and equipment	8,013	3,720
Gain on disposal of investments	(575)	(5,278)
Impairment loss on investments	5,297	25
Loss (gain) on valuation of derivatives	2,934	(103)
Gain on valuation of investments using the equity method	(9,078)	(26,823)
Stock compensation expense	7,523	(6,969)
Loss (gain) on foreign currency translation	(65,116)	85,722
Loss on valuation of inventories	—	1,800
Interest expense	2,079	3,433
Interest income	(1,997)	(803)
Others	2,074	397

	327,013	410,704

Changes in operating assets and liabilities
Decrease in trade accounts and notes receivable	55,604	78,045
Decrease (increase) in other accounts and notes receivable	(43,806)	3,748
Increase in accrued income	(5,920)	(2,905)
Decrease in prepaid expenses	(10,438)	(9,521)
Decrease (increase) in inventories	(191,036)	7,362
Increase (decrease) in trade accounts and notes payable	13,119	(64,043)
Increase (decrease) in other accounts and notes payable	35,815	(18,329)
Increase in income tax payable	62,241	7,990
Payment of severance benefits	(3,661)	(3,329)
Deferred income tax, net	(15,155)	1,422
Others	23,504	53,378

	(79,733)	53,818

Net cash provided by operating activities	967,201	933,195

POSCO and Subsidiaries
Non-Consolidated Statements of Income
Three-Month Periods Ended March 31, 2004 and 2003

(in millions of Korean Won)	2004	2003
Cash flows from investing activities
Disposal of short-term financial instruments	101,500	44,471
Disposal of trading securities	2,120,563	3,008,540
Disposal of available-for-sale securities	2,748	—
Proceeds from current maturities of held-to-maturity securities	20,000	575
Disposal of property, plant and equipment	22,770	3,612
Acquisition of short-term financial instruments	(247,537)	(134,579)
Acquisition of trading securities	(1,839,300)	(2,861,319)
Acquisition of available-for-sale securities using the equity method	(2,335)	(1,295)
Acquisition of property, plant and equipment	(292,989)	(281,565)
Acquisition of intangible assets	(31,430)	(18,415)
Others	(5,439)	(15,685)

Net cash used in investing activities	(151,449)	(255,660)

Cash flows from financing activities
Proceeds from long-term debt	3,260	984
Acquisition of treasury stock	—	(9,971)
Repayment of current portion, of long-term debt	(305,775)	(5,209)
Repayment of long-term debt	(2,230)	(435)
Payment of cash dividends	(403,559)	(245,222)

Net cash used in financing activities	(708,304)	(259,853)

Net increase in cash and cash equivalents	107,448	417,682
Cash and cash equivalents
Beginning of the period	298,493	91,093

End of the period	405,941	508,775

POSCO and Subsidiaries
Consolidated Statements of Cash Flows
Three-Month Periods Ended March 31, 2004 and 2003

1.	The Company

POSCO (the “Company”) was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea, to manufacture and sell steel rolled products and plates in the domestic and overseas markets. Annual production capacity is 28,900 thousand tons; 12,670 thousand tons at the Pohang mill and 16,230 thousand tons at the Kwangyang mill. The shares of the Company have been listed on the Korea Stock Exchange since 1988. The Company operates two plants and one office in Korea, and one branch and six liaison offices overseas.

Under its Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock (par value of KRW5,000 per share). As of March 31, 2004, 88,966,155 shares of common stock were issued. In addition, the Company retired 2,807,690 and 2,891,140 shares of treasury stock with the approval of the Board of Directors on November 20, 2002 and August 25, 2001, respectively. The Company has decided to retire 1,815,640 shares of treasury stock with the approval of the Board of Directors on July 22, 2003. The aforementioned treasury shares were retired on October 16, 2003. Accordingly, total issued shares was reduced to 88,966,155 from 90,781,795.

As of March 31, 2004, the Company’s major shareholders are as follows:

	Number of	Percentage of
	shares	shares (%)
Pohang University of Science and Technology	2,905,000	3.27
Nippon Steel Corporation	2,894,435	3.25
SK Telecom	2,894,000	3.25
Singapore Investment	2,858,209	3.21
National Pension Corporation	2,471,097	2.78
Others	74,943,414	84.24

	88,966,155	100.00

As of March 31, 2004, the shares of the Company are listed on the Korea Stock Exchange, and its depository receipts are listed on the New York and London Stock Exchanges.

The accompanying notes are an integral part of these non-consolidated interim financial statements.

7

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated interim financial statements are summarized below:

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board (“KASB”) has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. SKFAS No. 1 through No. 9 (except for SKFAS No. 1, which became effective on January 1, 2002) became effective for the Company on January 1, 2003, and the Company has adopted these statements in its non-consolidated financial statements for the year ended December 31, 2003. In addition, the Company has adopted SKFAS No. 10 through 13 (except for SKFAS No. 11) in its non-consolidated interim financial statements for the three-month period ended March 31, 2004.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management’s estimate of the collectibility of individual accounts and the prior year collection experience.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the moving-average method. The quantity of inventory on hand is verified using the perpetual inventory system, which continuously updates the quantity of the inventory during the period. No physical count of inventory has been conducted as of March 31, 2004. If the net realizable value of inventories is lower than its cost, the carrying amount is reduced to the net realizable value and the difference between the cost and revalued amount is charged to current operations.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in Affiliates and Other Investments

The Company accounts for equity and debt securities under the provision of Statement of Korean Financial Accounting Standards No. 8, Investments (SKFAS No. 8). This statement requires investments in equity and debt securities to be classified into one of three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method or moving-average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by the independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are recorded as a capital adjustment, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition costs of securities or adjusted costs of debt securities for the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses equals the cost of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership of the net book value of the investee are amortized over twenty years using the straight-line method.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. The Company’s proportionate unrealized profit arising from sales by the equity method investees to the Company or sales between equity method investees is also eliminated.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

The equity method of accounting is applied based on the most recent available unreviewed financial statements of subsidiaries and affiliates.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation, except for certain assets subject to upward revaluations in accordance with the Asset Revaluation Law. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Buildings and structures	20~40 years
Machinery and equipment	8 years
Vehicles	4 years
Tools	4 years
Furniture and fixtures	4 years

Subsequent expenditure on property, plant and equipment shall be capitalized only when it increases future economic benefits beyond its most recently assessed standard of performance; all other subsequent expenditure shall be recognized as an expense in the period in which it is incurred.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets

Intangible assets are stated at acquisition cost, including incidental expenses, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives as described below.

Estimated useful lives (years)
Intellectual property rights	5~10 years
Land usage rights	40 years
Port facilities usage rights	2~33 years
Other intangible assets	4~20 years

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

The costs incurred in relation to the development of new products and new technologies (including the development cost of internally used software and related costs) are recognized and recorded as development costs only if it is probable that future economic benefits that are attributable to the asset will flow into the Company, and the cost of the asset can be measured reliably. The useful life of development costs should be based on its estimated useful life, not to exceed twenty years from the date when the asset is available for use.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of accumulated amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

As of March 31, 2004 and December 31, 2003, port facilities usage rights is related to the quay and inventory yard contributed by the Company, since April 1987, to the local bureaus of the Maritime Affairs and Fisheries in Kwangyang, Pohang, Pyoungtaek and Masan. The related amortization expense amounted to KRW4,425 million for the three-month period ended March 31, 2004.

Discounts on Debentures

Discounts on debentures are amortized over the term of the debenture using the effective interest rate method. The discount is reported on the balance sheet as a direct deduction from the face amount of the debenture. Amortization of the discount is treated as an interest expense.

Valuation of Assets and Liabilities at Present Value

Long-term loans receivable and long-term trade accounts and notes receivable are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as an interest income over the life of the related assets.

Accrued Severance Benefits

Employees and directors with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

The Company has partially funded the accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others.

The contributions to the National Pension Fund in accordance with the National Pension Act in Korea and group severance insurance deposits are deducted from accrued severance benefit liabilities.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Derivative Instruments

The Company enters into derivative transactions to hedge against financial risks. Derivatives are classified into: cash flow hedges, fair market value hedges and derivatives for trading purposes. In case of cash flow hedges, unrealized holding gains and losses are recorded as capital adjustments in the balance sheet. In case of hedging for fluctuations in fair market value, unrealized holding gains and losses are recorded in the statement of income. If the contract expires, the gains and losses from derivative transactions are presented in the statement of income in case of hedges for fluctuations in fair market value, and are offset against the purchasing price of inventories in case of cash flow hedging. Derivative financial instruments for trading purposes are valued at estimated market price, and resulting unrealized gains or losses are recognized in current operations.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely than not that such deferred income tax assets will be realized. The total income tax provision includes the current income tax expense under applicable tax regulations, and the change in the balance of deferred income tax assets and liabilities during the period.

Foreign Currency Transactions and Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Translation of Foreign Operations

Foreign currency assets and liabilities of the Company’s overseas business branches and offices are translated at the exchange rate as of the balance sheet date, and income and expenses are translated at the weighted-average rate of the reporting period. Gains or losses on translation are offset against each other, and the net amount is recognized as an overseas operations translation debit or credit in the capital adjustments account. Overseas operations translation credit or debit is treated as a gain or loss upon closing the foreign branch or office.

Impairment of Assets

The Company recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The impairment loss is recognized in the statement of income and is deducted from the book value of the impaired asset.

Capitalization of Financing Expenses

The Company has expensed as a financing expense the cost of manufacturing, acquisition, and construction of property, plant, and equipment that require more than one year from the initial date of manufacture, acquisition, and construction to the date of the estimated completion of the manufacture, acquisition and construction.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

3.	Cash and Cash Equivalents and Financial Instruments

Cash and cash equivalents, and short-term and long-term financial instruments as of March 31, 2004 and December 31, 2003 consist of the following:

	Annual interest
	rates (%) as of
(in millions of Korean Won)	March 31, 2004	2004	2003
Cash and cash equivalents
Cash on hand and in banks	0.50	2,816	2,273
Checking accounts	—	1,952	2,036
Money market deposit accounts	3.30 ~ 3.40	36,000	10,200
Time deposits in foreign currency	0.04 ~ 1.22	365,173	283,984

		405,941	298,493

Short-term financial instruments
Time deposits	3.95 ~ 4.80	380,000	250,500
Specified money in trust	3.74	2,121	2,121
Time deposits in foreign currency	—	—	2,463
Certificates of deposit	4.15 ~ 4.69	275,000	255,000
Commercial papers	5.60	2,000	3,000

		659,121	513,084

Long-term financial instruments
Guarantee deposits for opening accounts	—	45	45

		45	45

		1,065,107	811,622

The Company is required to provide collateral deposits amounting to KRW45 million to open checking accounts and, accordingly, the withdrawal of these deposits is restricted.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

4.	Accounts and Notes Receivable and Other Receivables

Accounts and notes receivable and other receivables and their allowance for doubtful accounts as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Trade accounts and notes receivable	1,351,992	1,407,842
Less: Allowance for doubtful accounts	(13,443)	(14,001)
Present value discount	(413)	(560)

	1,338,136	1,393,281

Other accounts and notes receivable	130,413	86,428
Less: Allowance for doubtful accounts (*)	(44,384)	(43,281)
Present value discount	(135)	(145)

	85,894	43,002

Long-term trade accounts and notes receivable	64,405	52,891
Less: Allowance for doubtful accounts	(5,879)	(98)
Present value discount	(14,600)	(15,366)

	43,926	37,427

Long-term loans	750	750
Less: Allowance for doubtful accounts	(8)	(8)

	742	742

(*)	The litigation in relation to a severance payment was decided in favor of the Company in August 2001. As a result, the Company recorded other receivables amounting to KRW43,941 million and related allowances for doubtful accounts amounting to KRW43,656 million for receivables with uncertain collectibility as of March 31, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

     Accounts stated at present value under rescheduled payment and long-term deferred payment terms are as follows:

			Present
		Face	value	Book	Maturity	Discount
(in millions of Korean Won)	Company	value	discount	value	(year)	rate (%)
Long-term trade accounts receivable	BNG Steel Co., Ltd.	51,300	13,037	38,263	November 2009	8.62
	"	8,956	1,976	6,980	December 2008	8.62
Less: Current portion		(7,679)	(413)	(7,266)

		52,577	14,600	37,977

The Company recorded discounts on accounts receivable using the Company’s weighted-average borrowing rate incurred as of the date nearest to the Company’s period-end.

5.	Inventories

Inventories as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Finished goods	165,297	149,598
Semi-finished goods	455,709	410,997
Raw materials	645,121	512,994
Materials in-transit	481,714	483,558
Others	2,455	2,113

	1,750,296	1,559,260

6.	Trading Securities

Trading securities as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Beneficiary certificates	427,830	693,789
Monetary market fund	326,011	348,112
Mutual fund	194,503	174,082

	948,344	1,215,983

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

7.	Investment Securities

Investment securities as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Available-for-sale securities	2,061,022	1,954,220
Held-to-maturity securities	11,161	11,207
Equity method investments	1,773,756	1,797,209

	3,845,939	3,762,636

Available-For-Sale Securities

Available-for-sale securities as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Marketable equity securities	1,752,317	1,643,889
Non-marketable equity securities	95,310	95,225
Investments in bonds	213,395	211,564
Equity investments	—	3,542

	2,061,022	1,954,220

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in marketable equity securities as of March 31, 2004 and December 31, 2003 are as follows:

	2004				2003
		Percentage
(in millions of	Number of	of ownership	Acquisition
Korean Won)	shares	(%)	cost	Book value	Book value
Hanil Iron & Steel Co., Ltd.	206,798	10.14	2,412	2,440	2,337
HI Steel Co., Ltd.	123,052	9.95	1,608	960	1,053
Munbae Steel Co., Ltd.	1,849,380	9.02	3,588	1,600	1,840
Chohung Bank	135,394	0.02	3,757	383	529
Hana Bank	4,617,600	2.34	29,998	109,668	101,587
Korea Investment	588,000	0.76	588	141	185
SK Telecom Co. (*)	5,794,924	7.04	1,657,348	1,243,011	1,153,190
Samjung P&A Co., Ltd.	270,000	9.00	2,714	1,809	1,866
Dong Yang Steel Pipe Co., Ltd.	1,564,250	2.46	3,911	626	508
Nippon Steel Corporation	147,876,000	2.17	285,103	391,679	380,794

			1,991,027	1,752,317	1,643,889

(*)	1,696,428 SK Telecom Co. shares classified as available-for-sale securities have been pledged as collateral for exchangeable bonds (Note 12).

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in non-marketable equity securities as of March 31, 2004 and December 31, 2003 are as follows:

	2004					2003
		Percentage
		of
	Number of	ownership	Acquisition	Net asset	Book	Book
(in millions of Korean Won)	shares	(%)	cost	value (*)	value	value
Dae Kyeong Special Steel Co., Ltd.	1,786,000	19.00	8,930	4,422	8,930	8,930
Kihyup Hyup Tech	600,000	10.34	3,000	3,442	3,000	3,000
Powercomm	4,500,000	3.00	153,000	41,045	41,045	41,045
The Siam United Steel	9,000,000	10.00	26,640	9,417	26,640	26,640
POSNESIA Stainless Steel Industry	29,610,000	70.00	9,474	2,537	2,537	2,537
POSCO Terminal (**)	204,000	51.00	1,020	1,601	1,020	1,020
The Seoul Shimun Co., Ltd.(**)	1,614,000	19.40	17,317	8,616	9,551	9,551
Others			2,587	3,674	2,587	2,502

			221,968	74,754	95,310	95,225

(*)	The net asset value of the non-marketable equity securities is determined based on the investee companies’ audited financial statements as of December 31, 2003. However, the net asset value of the Siam United Steel is based on most recent available financial information, which has not been reviewed or audited, and the net asset value of POSCO Terminal is based on its reviewed financial statements as of March 31, 2004. In addition, Powercomm shares were based on the discounted cash flow method, and the difference between the acquisition cost and the discounted cash flow amounting to KRW111,956 million was accounted for as a capital adjustment. Except for Powercomm, shares without an objective market value were based on acquisition costs.

(**)	POSCO Terminal, having total assets less than KRW7,000 million, was no longer included as part of equity method investments. Also, Korea Daily News changed its name to The Seoul Shinmun Co., Ltd. on January 1, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Investments in bonds as of March 31, 2004 and December 31, 2003 are as follows:

		2004		2003

(in millions of Korean Won)	Period	Acquisition cost	Book value	Book value
Government bonds	1 ~ 5 years	210,256	213,246	211,440
	5 ~ 10 years	161	149	124

		210,417	213,395	211,564

Equity investments as of March 31, 2004 and December 31, 2003 are as follows:

		2004		2003
	Ownership
(in millions of Korean Won)	(%)	Acquisition cost	Book value	Book value
Stock Market Stabilization Fund	—	—	—	3,542

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Available-for-sale securities are stated at fair market value, and the difference between the acquisition cost and fair market value is accounted for in the capital adjustments account. The changes in such differences for the three-month period ended March 31, 2004 and for the year ended December 31, 2003 are as follows:

	2004			2003
	Beginning	Increase	Ending	Beginning	Increase	Ending
(in millions of Korean Won)	balance	(decrease)	balance	balance	(decrease)	balance
Marketable equity securities:
Hanil Iron & Steel Co., Ltd.	(76)	103	27	(198)	122	(76)
HI Steel Co., Ltd.	(555)	(93)	(648)	(132)	(423)	(555)
Munbae Steel Co., Ltd.	(1,748)	(240)	(1,988)	(2,369)	621	(1,748)
Chohung Bank	(3,227)	(146)	(3,373)	(3,201)	(26)	(3,227)
Hana Bank	71,589	8,081	79,670	45,269	26,320	71,589
Korea Investment	(403)	(44)	(447)	(461)	58	(403)
SK Telecom Co.	(504,158)	89,821	(414,337)	(330,311)	(173,847)	(504,158)
Samjung P&A Co., Ltd.	(849)	(57)	(906)	(419)	(430)	(849)
Dong Yang Steel Pipe Co., Ltd.	(3,402)	117	(3,285)	(3,332)	(70)	(3,402)
Nippon Steel Corporation	95,691	10,887	106,578	(76,909)	172,600	95,691

	(347,138)	108,429	(238,709)	(372,063)	24,925	(347,138)
Non-marketable equity securities:
Powercomm	(111,956)	—	(111,956)	—	(111,956)	(111,956)
The Seoul Shinmun Co., Ltd.	—	2,072	2,072	—	—	—
Investments in bonds	1,118	1,818	2,936	(2)	1,120	1,118
Stock Market Stabilization Fund (*)	1,179	(1,179)	—	—	1,179	1,179

	(456,797)	111,140	(345,657)	(372,065)	(84,732)	(456,797)

(*)	Realized gain from the disposal of available-for-sale securities amounted to KRW1,179 million for the three-month period ended March 31, 2004.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Held-To-Maturity Securities
Held-to-maturity securities as of March 31, 2004 and December 31, 2003 are as follows:

		2004				2003
(in U.S. Dollars and
millions of Korean Won)	Period	Acquisition cost		Book value		Book value
Current portion of held-to-maturity securities:
Government bonds	Less than 1 year	KRW	129,146	KRW	129,624	KRW	139,265
Small and medium industry finance debentures	"		49,668		49,668		49,668
Korea Development Bank	"		38,535		39,081		48,298
Bonds in foreign currency	"		$9,400,000		10,883		11,352

		KRW	217,349	KRW	229,256	KRW	248,583
			$9,400,000

Held-to-maturity securities:
Government bonds	1 ~ 5 years		10,000		10,000		10,000
Bonds in foreign currency	"		$1,000,000		1,161		1,207

		KRW	10,000	KRW	11,161	KRW	11,207
			$1,000,000

		KRW	227,349
			$10,400,000	KRW	240,417	KRW	259,790

The Company provided financial bonds of Industrial Bank of Korea, amounting to KRW31,400 million, to the Pusan municipal government as deposits for a performance guarantee in relation to the development of a waste disposal area (Note 12). Interest income accrued from investments in bonds and held-to-maturity securities amounted to KRW4,748 million and KRW10,050 million for the three-month period ended March 31, 2004 and for the year ended December 31, 2003, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Equity Method Investments
Equity method investments as of March 31, 2004 and December 31, 2003 are as follows.

	2004					2003
		Percentage
		of		Net
(in millions of Korean	Number of	ownership	Acquisition	asset value
Won)	shares	(%)	cost	(*)	Book value	Book value
POSCO E&C	27,281,080	90.94	365,789	648,273	266,256	268,991
Posteel Co., Ltd.	17,155,000	95.31	113,393	242,304	239,502	244,789
POSCON Co., Ltd.	3,098,610	90.21	49,822	69,708	23,024	23,393
Pohang Steel Co., Ltd.	4,000,000	66.67	96,151	171,777	162,635	165,114
POSCO Machinery & Engineering Co., Ltd.	1,700,000	100.00	17,052	32,087	12,091	11,186
POSDATA Co., Ltd.	4,000,000	64.99	35,000	66,571	56,662	57,891
POSCO Research Institute	3,800,000	100.00	19,000	22,677	22,668	22,535
Seung Kwang Co., Ltd.	2,737,000	66.03	28,408	28,439	28,442	28,274
POS-AC Co., Ltd.	130,000	100.00	1,043	7,656	798	661
Changwon Specialty Steel Co., Ltd.	26,000,000	86.67	260,000	310,756	310,750	307,650
POSCO Machinery Co., Ltd.	1,000,000	100.00	10,000	24,437	14,037	13,377
POSCO Refractories & Environment (POSREC)	3,544,200	60.00	41,210	51,529	48,133	47,949
POSTECH Venture Capital Co., Ltd.	5,700,000	95.00	28,500	32,994	32,807	31,836
eNtoB Corporation	560,000	17.50	2,800	2,485	2,392	2,467
Pohang Steel America Corporation (POSAM)	306,855	99.43	251,643	145,612	131,007	151,447
POSCO Australia Pty. Ltd. (POSA)	761,775	100.00	37,352	51,852	51,751	53,638
POSCO Asia Co., Ltd. (POA)	9,360,000	100.00	7,425	13,493	12,702	13,154
POSCO International Osaka, Inc. (PIO)	800	100.00	4,692	10,101	2,541	3,436
VSC-POSCO Steel Corporation (VPS) (**)	—	35.00	4,758	6,286	6,053	4,956
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	—	40.00	9,586	13,688	13,155	14,148

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

	2004					2003
		Percentage
		of		Net
(in millions of Korean	Number of	ownership	Acquisition	asset value
Won)	shares	(%)	cost	(*)	Book value	Book value
POS-Tianjin Coil Center Co., Ltd. (**)	—	10.00	653	1,301	1,313	1,355
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	—	82.48	156,819	193,591	177,441	188,353
SHUNDE Pohang Coated Steel Co., Ltd. (**)	—	93.80	23,165	29,292	28,542	28,855
POS-THAI Service Steel Co., Ltd.	477,288	11.67	1,625	954	939	931
Myanmar-POSCO Co., Ltd.	13,440	70.00	2,192	4,957	5,062	5,250
POSINVEST	2,000,000	100.00	22,910	36,140	36,140	36,575
KOBRASCO (***)	2,010,719,185	50.00	32,950	2,896	1,103	440
POSCHROME	21,675	25.00	4,859	7,263	6,356	6,558
Shunde Xingpu Steel Center Co., Ltd. (**)	—	10.50	927	1,610	1,606	1,650
POS-HYUNDAI STEEL	2,345,558	10.00	1,057	716	713	628
Posmmit Steel Centre SDN BHD (POS-MMIT)	4,200,000	30.00	2,308	2,599	2,428	2,569
POSVINA (**)	—	50.00	1,527	3,869	4,083	3,743
PT POSMI Steel Indonesia	743	9.17	347	242	389	387
Qingdao Pohang Stainless Steel Co., Ltd. (**)	—	80.00	33,520	32,458	32,458	33,704
POSCO Venezuela Compania Anonima (POSVEN) (***)	4,480	40.00	—	—	—	—
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**)	—	90.00	18,932	20,433	20,444	19,319
POSCO–China Holding Corp. (**)	—	100.00	17,937	17,333	17,333	—

			1,705,352	2,308,379	1,773,756	1,797,209

(*)	Due to the delay in the closing and the settlement of closing differences, the equity method of accounting is applied based on the most recent available financial information, which has not been audited or reviewed as of March 31, 2004. Except for Posmitt Steel Centre SDN BHD and PT POSMI Steel Indonesia, reviewed financial statements as of March 31, 2004 were used to determine net asset values.

(**)	No shares have been issued in accordance with the local laws or regulations.

(***)	As of December 31, 2002, the Company discontinued using the equity method of accounting for investments in KOBRASCO. However, as of December 31, 2003, KOBRASO has

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

recovered its net asset value and as a result, it has been applied with the equity method. Accordingly, unaccounted equity method valuation loss of KRW16,125 million, for the year ended December 31, 2002, has been deducted from the retained earnings before appropriations as of December 31, 2003. In addition, the Company suspended applying the equity method for investments in POSVEN, an investee with no book value. However, unrecognized loss arising from the discontinuation of the equity method is recorded as an allowance for doubtful accounts (Note 15).

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

The details of equity method valuation are as follows:

		January 1, 2003 ~ March 31, 2003		April 1, 2003 ~ December 31, 2003
		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other
(in millions of Korean	Beginning	using equity	increase or	using equity	increase or
Won)	balance	method	decrease (*)	method	decrease (*)
POSCO E&C	217,599	21,052	16,958	47,923	(34,541)
Posteel Co., Ltd.	267,793	3,827	6,117	(1,228)	(31,720)
POSCON Co., Ltd.	24,643	716	677	(2,642)	(1)
Pohang Steel Co., Ltd.	162,938	5,144	(6,659)	3,690	1
POSCO Machinery & Engineering Co., Ltd.	10,810	431	—	(55)	—
POSDATA Co., Ltd.	62,499	(7,080)	4	2,469	(1)
POSCO Research Institute	22,228	173	—	61	73
Seung Kwang Co., Ltd.	26,610	214	—	1,450	—
POS-AC Co., Ltd.	1,468	(458)	—	(349)	—
Changwon Specialty Steel Co., Ltd.	304,070	(511)	3,015	1,075	1
POSCO Machinery Co., Ltd.	13,609	192	—	(423)	(1)
POSCO Refractories & Environment (POSREC)	42,689	1,700	(1,419)	4,873	106
POSTECH Venture Capital Co., Ltd.	32,689	170	(439)	(799)	215
The Seoul Shinmun Co., Ltd.	13,023	(992)	770	(1,882)	(10,919)
eNtoB Corporation	1,879	(93)	—	681	—

[Additional columns below]

[Continued from above table, first column(s) repeated]

		January 1, 2004 ~ March 31, 2004
		Valuation		2004
	2003	gain or loss	Other	1st quarter
(in millions of Korean	Ending	using equity	increase or	ending
Won)	balance	method	decrease (*)	balance
POSCO E&C	268,991	14,032	(16,767)	266,256
Posteel Co., Ltd.	244,789	(1,566)	(3,721)	239,502
POSCON Co., Ltd.	23,393	405	(774)	23,024
Pohang Steel Co., Ltd.	165,114	1,522	(4,001)	162,635
POSCO Machinery & Engineering Co., Ltd.	11,186	905	—	12,091
POSDATA Co., Ltd.	57,891	762	(1,991)	56,662
POSCO Research Institute	22,535	133	—	22,668
Seung Kwang Co., Ltd.	28,274	168	—	28,442
POS-AC Co., Ltd.	661	81	56	798
Changwon Specialty Steel Co., Ltd.	307,650	3,100	—	310,750
POSCO Machinery Co., Ltd.	13,377	660	—	14,037
POSCO Refractories & Environment (POSREC)	47,949	2,842	(2,658)	48,133
POSTECH Venture Capital Co., Ltd.	31,836	(167)	1,138	32,807
The Seoul Shinmun Co., Ltd.	—	—	—	—
eNtoB Corporation	2,467	(75)	—	2,392

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~ March 31,		April 1, 2003 ~ December 31,
		2003		2003
		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other
(in millions of Korean	Beginning	using equity	increase or	using equity	increase or
Won)	balance	method	decrease (*)	method	decrease (*)
POSCO Australia Pty. Ltd. (POSA)	48,517	(184)	5,292	(6,005)	6,018
POSCO Asia Co., Ltd. (POA)	8,890	1,573	445	2,703	(457)
POSCO International Osaka, Inc. (PIO)	—	—	—	(6,618)	10,054
VSC-POSCO Steel Corporation (VPS) (**)	5,849	552	380	(117)	(1,708)
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	19,206	972	914	(4,345)	(2,599)
POS-Tianjin Coil Center Co., Ltd. (**)	1,212	84	55	62	(58)
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	146,394	9,209	6,896	(3,269)	29,123
SHUNDE Pohang Coated Steel Co., Ltd. (**)	30,955	1,783	2,699	(3,689)	(2,893)
POS-THAI Service Steel Co., Ltd.	740	16	38	103	34
Myanmar-POSCO Co., Ltd.	4,633	379	303	161	(226)
POSINVEST	34,295	92	1,526	2,226	(1,564)
KOBRASCO (***)	—	—	—	21,304	(20,864)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		January 1, 2004 ~ March 31,
		2004
		Valuation		2004
	2003	gain or loss	Other	1st quarter
(in millions of Korean	Ending	using equity	increase or	ending
Won)	balance	method	decrease (*)	balance
POSCO Australia Pty. Ltd. (POSA)	53,638	(601)	(1,285)	51,751
POSCO Asia Co., Ltd. (POA)	13,154	53	(505)	12,702
POSCO International Osaka, Inc. (PIO)	3,436	1,502	(2,397)	2,541
VSC-POSCO Steel Corporation (VPS) (**)	4,956	1,422	(325)	6,053
DALIAN POSCO-CFM Coil Center Co., Ltd. (**)	14,148	(458)	(535)	13,155
POS-Tianjin Coil Center Co., Ltd. (**)	1,355	8	(50)	1,313
Zhangjiagang Pohang Stainless Steel Co., Ltd. (**)	188,353	(3,555)	(7,357)	177,441
SHUNDE Pohang Coated Steel Co., Ltd. (**)	28,855	781	(1,094)	28,542
POS-THAI Service Steel Co., Ltd.	931	42	(34)	939
Myanmar-POSCO Co., Ltd.	5,250	2	(190)	5,062
POSINVEST	36,575	936	(1,371)	36,140
KOBRASCO (***)	440	1,272	(609)	1,103

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

		January 1, 2003 ~ March 31,		April 1, 2003 ~ December 31,
		2003		2003
		Valuation		Valuation
	2003	gain or loss	Other	gain or loss	Other
(in millions of Korean	Beginning	using equity	increase or	using equity	increase or
Won)	balance	method	decrease (*)	method	decrease (*)
POSCHROME	3,833	307	1,295	302	821
Shunde Xingpu Steel Center Co., Ltd. (**)	1,584	17	71	51	(73)
POS-HYUNDAI STEEL	482	18	19	107	2
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,308	77	101	187	(104)
POSVINA (**)	—	1,533	2,116	337	(243)
PT POSMI Steel Indonesia (POSMI)	347	11	7	29	(7)
Qingdao Pohang Stainless Steel Co., Ltd. (**)	8,860	—	324	—	24,520
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**)	—	—	—	—	19,319
POSCO–China Holding Corp.	—	—	—	—	—
Pohang Steel America Corporation (POSAM)	159,598	(14,101)	(5,808)	(10,383)	22,141

	1,682,250	26,823	35,697	47,990	4,449

[Additional columns below]

[Continued from above table, first column(s) repeated]

		January 1, 2004 ~ March 31,
		2004
		Valuation		2004
	2003	gain or loss	Other	1st quarter
(in millions of Korean	Ending	using equity	increase or	ending
Won)	balance	method	decrease (*)	balance
POSCHROME	6,558	(379)	177	KRW	6,356
Shunde Xingpu Steel Center Co., Ltd. (**)	1,650	17	(61)		1,606
POS-HYUNDAI STEEL	628	86	(1)		713
Posmmit Steel Centre SDN BHD (POS-MMIT)	2,569	(48)	(93)		2,428
POSVINA (**)	3,743	520	(180)		4,083
PT POSMI Steel Indonesia (POSMI)	387	11	(9)		389
Qingdao Pohang Stainless Steel Co., Ltd. (**)	33,704	—	(1,246)		32,458
POSCO (SUZHOU) Automotive Processing Center Co., Ltd. (**)	19,319	(532)	1,656		20,444
POSCO–China Holding Corp.	—	30	17,303		17,333
Pohang Steel America Corporation (POSAM)	151,447	(14,833)	(5,607)		131,007

	1,797,209	9,078	(32,531)		1,773,756

(*)	Other increase or decrease represents the fluctuations of investment securities due to acquisitions (disposals) in the current period, dividends received, valuation gain or loss on investment securities, and changes in retained earnings.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of differences between the initial purchase price and the Company’s initial proportionate ownership of the book value of the investee are as follows:

			January 1, 2003 ~ March 31,			April 1, 2003 ~ December 31,
	2003		2003			2003
(in millions of	Beginning		Increase or		Amortization	Increase or	Amortization
Korean Won)	balance		decrease (*)		(recovery)	decrease (*)	(recovery)
Changwon Specialty Steel Co., Ltd.		(2,603)		2,603	—	—	—
POSCO Refractories & Environment (POSREC)		(2,879)		256	(158)	350	(475)
Pohang Steel America Corporation (POSAM)		150		(3)	8	636	55
SHUNDE Pohang Coated Steel Co., Ltd. (**)		253		(383)	(7)	1	(17)
Posmmit Steel Centre SDN BHD (POS-MMIT)		83		16	5	—	15
PT POSMI Steel Indonesia (POSMI)		241		(44)	10	—	30

	KRW	(4,755)	KRW	2,445	(142)	987	(392)

[Additional columns below]

[Continued from above table, first column(s) repeated]

		January 1, 2004 ~ March 31,
	2003	2004		2004 1st quarter
(in millions of	Ending	Increase or	Amortization	ending
Korean Won)	balance	decrease (*)	(recovery)	balance
Changwon Specialty Steel Co., Ltd.	—	—	—	—
POSCO Refractories & Environment (POSREC)	(1,640)	—	(158)	(1,482)
Pohang Steel America Corporation (POSAM)	720	—	40	680
SHUNDE Pohang Coated Steel Co., Ltd. (**)	(105)	—	(7)	(98)
Posmmit Steel Centre SDN BHD (POS-MMIT)	79	—	5	74
PT POSMI Steel Indonesia (POSMI)	157	—	10	147

	(789)	—	(110)	(679)

(*)	Increase or decrease represents additional acquisitions of investment securities and others.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Details on the elimination of unrealized profit from inter-company transactions for the three-month periods ended March 31, 2004 and 2003 are as follows:

		2004			2003
(in millions of Korean	Current	Tangible and		Current	Tangible and
Won)	assets	intangible assets	Total	assets	intangible assets	Total
POSCO E&C	—	6,069	6,069	—	2,371	2,371
Posteel Co., Ltd.	584	4	588	(90)	3	(87)
POSCO Refractories & Environment (POSREC)	780	(70)	710	5	(121)	(116)
POSDATA Co., Ltd.	—	(517)	(517)	—	(271)	(271)
POS-AC Co., Ltd.	—	(260)	(260)	—	(65)	(65)
POSCON Co., Ltd.	(18)	729	711	(1)	(210)	(211)
Changwon Specialty Steel Co., Ltd.	(458)	—	(458)	207	—	207
POSCO Machinery Co., Ltd.	(17)	(612)	(629)	—	(695)	(695)
POSCO Machinery & Engineering Co., Ltd.	(22)	595	573	(6)	(51)	(57)
Pohang Coated, Ltd.	(4,102)	—	(4,102)	948	—	948
eNtoB Corporation	(72)	—	(72)	(54)	(2)	(56)
Pohang Steel America Corporation (POSAM)	(8,893)	—	(8,893)	(10,949)	—	(10,949)
POSCO Australia Pty. Ltd. (POSA)	(74)	—	(74)	325	—	325
POSCO Asia Co., Ltd. (POA)	(346)	—	(346)	5	—	5
POSCO International Osaka, Inc.	(827)	—	(827)	—	—	—
VSC-POSCO Steel Corporation (VPS)	—	18	18	—	17	17
DALIAN POSCO-CFM Coil Center Co., Ltd.	111	—	111	—	—	—
Zhangjiagang Pohang Stainless Steel Co., Ltd.	(8,315)	4	(8,311)	—	4	4
Shunde Xingpu Steel Center Co., Ltd.	102	—	102	—	—	—
KOBRASCO	(531)	—	(531)	565	—	565
POSCHROME	(761)	—	(761)	13	—	13
Posmmit Steel Centre SDN BHD (POS-MMIT)	—	—	—	—	—	—
POSVINA	—	—	—	—	—	—

	(22,859)	5,960	(16,889)	(9,032)	980	(8,052)

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Valuation gains and losses on investments recorded as capital adjustments for the three-month period ended March 31, 2004 and for the year ended December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003	Remarks
Gain on investments	156,287	173,099	Equity method
Loss on investments	(27,383)	(17,435)	Equity method

	128,904	155,664

8.	Property, Plant and Equipment

Property, plant and equipment as of March 31, 2004 and December 31, 2003 are as follows:

(in millions of Korean Won)	2004	2003
Buildings and structures	4,492,187	4,478,270
Machinery and equipment	18,455,925	18,441,568
Tools	101,567	101,032
Vehicles	142,667	142,623
Furniture and fixtures	125,534	125,727

	23,317,880	23,289,220
Less: Accumulated depreciation	(16,734,704)	(16,439,024)

	6,583,176	6,850,196
Construction in-progress	1,273,262	1,067,017
Less: Accumulated impairment loss	(83,617)	(83,617)

	1,189,645	983,400
Land	866,060	871,596

	8,638,881	8,705,192

The value of the land based on the posted price issued by the Korean tax authority amounted to KRW2,446,723 million and KRW2,450,978 million as of March 31, 2004 and December 31, 2003, respectively.

As of March 31, 2004 and December 31, 2003, property, plant and equipment are insured against fire and other casualty losses up to KRW3,103,099 million and KRW3,101,550 million, respectively. In addition, the Company carries general insurance for vehicles and disaster insurance for its employees.

In accordance with the Asset Revaluation Law, the Company revalued a substantial portion of its property, plant and equipment by KRW3,819 billion as of December 31, 1989. The remaining revaluation increments amounting to KRW3,173 billion, net of revaluation tax, were credited to revaluation surplus, a component of shareholders’ equity.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Construction in-progress included in property, plant and equipment includes capital investments in Kwangyang No. 2 Minimill. By a resolution of the Board of Directors at a meeting held in May 1998, the construction on the Minimill has been ceased due to the economic situation in the Republic of Korea and the Asia Pacific region. Previously recognized impairment loss on the building and equipment in Kwangyang No. 2 Minimill amounted to KRW4,795 million and KRW235,219 million, respectively, as of December 31, 2002. In addition, the Company recognized an impairment loss on the building and equipment amounting to KRW78,822 million and KRW71,928 million, respectively, for the year ended December 31, 2003. Accumulated impairment loss on the building and equipment as of March 31, 2004 amounted to KRW83,617 million and KRW307,147 million, respectively. As of March 31, 2004, the Company has reclassified related equipment held to be disposed in the future as other investment assets.

The changes in the carrying value of property, plant and equipment for the three-month period ended March 31, 2004 are as follows:

(in millions	As of January			Impairment		Depreciation	As of March
of Korean Won)	1, 2004	Acquisition	Disposal	loss	Others (*)	(**)	31, 2004
Land	871,596	—	3,228	—	(2,308)	—	866,060
Buildings	1,868,025	8,470	8,919	—	3,482	31,852	1,839,206
Structures	916,004	6,835	577	—	(34)	18,123	904,105
Machinery and equipment	3,979,878	67,808	2,404	—	(4,026)	283,355	3,757,901
Vehicles	27,543	503	215	—	—	2,024	25,807
Tools	24,417	1,598	69	—	—	2,578	23,368
Furniture and fixtures	34,329	1,702	204	—	(131)	2,907	32,789
Construction in-progress	983,400	293,161	—	—	(86,916)	—	1,189,645

	8,705,192	380,077	15,616	—	(89,933)	340,839	8,638,881

(*) Includes foreign currency translation adjustments and asset transfers.

(**) Includes depreciation expenses on assets not in use.

The Company’s expenditures in relation to construction in-progress amounted to KRW292,989 million for the three-month period ended March 31, 2004.

As of March 31, 2004 and December 31, 2003, fully depreciated property, plant and equipment still in use amounted to KRW44 million and KRW47 million, respectively.

As of March 31, 2004 and December 31, 2003, the book values of property, plant and equipment, of which operations have been temporary suspended, amounted to KRW2,496 million and KRW2,666 million, respectively.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

9.	Intangible Assets

Intangible assets, net of accumulated amortization, as of March 31, 2004 and December 31, 2003 consist of the following:

	As of January 1,				As of March
(in millions of Korean Won)	2004	Acquisition	Disposal	Amortization	31, 2004
Intellectual property rights	495	—	—	31	464
Port facilities usage rights	129,698	—	—	4,425	125,273
Other intangible assets	220,178	19,631	86	17,037	222,686
Land usage rights	3	—	—	—	3

	350,374	19,631	86	21,493	348,426

The Company capitalized costs directly related to the Enterprise Resource Planning (ERP) system and process innovation as other intangible assets.

The Company expensed research and development costs amounting to KRW56,295 million and KRW60,612 million for the three-month periods ended March 31, 2004 and 2003, respectively.

10.	Other Assets

Other assets as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Other current assets
Short-term loans	2,666	2,667
Accrued income	54,833	48,913
Prepaid expenses	13,080	2,580
Others (Note 20)	4,911	5,522
Less: Allowance for doubtful accounts	(3,496)	(3,525)

	71,994	56,157

Other long-term assets
Guarantee deposits (Note 26)	1,141	1,418
Other investment assets (Notes 15 and 20)	371,037	393,939
Less: Allowance for doubtful accounts	(173,013)	(173,016)

	199,165	222,341

	271,159	278,498

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

11.	Current Portion of Long-Term Debt

Current portion of long-term debt as of March 31, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004		2003
Foreign currency borrowings, in Won equivalent	4.60 ~ 4.90	KRW	14,257	KRW	14,644
Loans from foreign financial institutions	LIBOR + 0.60 ~ 0.80, 2.00 ~ 6.97		190,019		202,959
Debentures	5.00 ~ 7.13		550,599		708,285

			754,875		925,888
Less: Discount on debentures issued			(1,353)		(1,233)

		KRW	753,522	KRW	924,655

12.	Long-Term Debt

Long-term debt as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004		2003
Foreign currency borrowings, in Won equivalents (Note 26)	KRW	24,721	KRW	25,392
Loans from foreign financial institutions (Note 26)		257,044		273,897
Debentures (Note 26)		2,928,681		3,281,156

		3,210,446		3,580,445
Less: Current portion		(754,875)		(925,888)
Discount on debentures issued		(11,418)		(13,774)

	KRW	2,444,153	KRW	2,640,783

Long-term foreign currency borrowings as of March 31, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004		2003
MIZUHO	4.90	KRW	12,164	KRW	12,494
Development Bank of Japan	4.60		12,557		12,898

			24,721		25,392
Less: Current portion			(14,257)		(14,644)

		KRW	10,464	KRW	10,748

Loans from foreign financial institutions as of March 31, 2004 and December 31, 2003 are as follows:

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

	Annual interest
(in millions of Korean Won)	rate (%)	2004		2003
Commerzbank and others	2.00 ~ 6.97	KRW	21,734	KRW	28,622
Sumitomo Mitsui	LIBOR + 0.80		62,270		65,605
Citi Corp.	LIBOR + 0.60		173,040		179,670

			257,044		273,897
Less: Current portion			(190,019)		(202,959)

		KRW	67,025	KRW	70,938

Certain loans from foreign financial institutions are covered by guarantees provided by Korea Development Bank amounting to KRW10,820 million and KRW11,872 million as of March 31, 2004 and December 31, 2003, respectively.

As of March 31, 2004, small and medium industry finance debentures amounting to KRW31,400 million are provided as collateral for the recovery commitment of the Pohang No. 4 disposal site (Note 7). In addition, 1,696,428 shares of SK Telecom Co. are provided as collateral pursuant to exchangeable bonds.

Debentures outstanding as of March 31, 2004 and December 31, 2003 are as follows:

	Annual interest
(in millions of Korean Won)	rate (%)	2004		2003
Domestic debentures	6.00 ~ 8.00	KRW	1,300,000	KRW	1,600,000
Yankee Bonds	7.13 ~ 7.38		739,001		767,316
Samurai Bonds	1.84		327,000		335,880
Exchangeable bonds (*)	—		562,680		577,960

			2,928,681		3,281,156
Less: Current portion			(550,599)		(708,285)
Discount on debentures issued			(11,418)		(13,774)

		KRW	2,366,664	KRW	2,559,097

(*)	The Company issued exchangeable bonds on August 20, 2003. It is exchangeable with SK Telecom Co. ADSs (American Depository Shares).

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Details of exchangeable bonds as of March 31, 2004 are as follows:

Issuance date:	August 20, 2003
Maturity date:	August 20, 2008 (full amount of principal is repaid if not exercised)
Rate:	Interest rate of zero percent
Face value:	JPY 51,622,000,000
Issuance price:	JPY 51,880,110,000
Exchangeable price:	JPY 3,398/ADS
Exercise period
Call:	Commencing ten business days following the issuance date until ten business days prior to maturity date
Put:	Exactly three years following the payment date

On August 20, 2003, the Company disposed 1,696,428 shares of SK Telecom Co. to Zeus (Cayman), an exempted company formed with a limited liability under the laws of the Cayman Islands (the “Issuer”). Zeus (Cayman), then issued “Zero Coupon Guaranteed Exchangeable Notes” amounting to JPY51,622,000,000 due in 2008 which are fully and unconditionally guaranteed by the Company. The notes do not bear interest and are exchangeable at the option of the holders into SK Telecom Co. ADSs. In accordance with the Korean generally accepted accounting principles, considering the substance of the transaction, the Company has accounted for the above transaction as a borrowing transaction.

Maturities of long-term debt outstanding as of March 31, 2004 are as follows:

			Foreign		Loans from foreign
(in millions of			currency		financial
Korean Won)	Debentures		borrowings		institutions		Total
April 2005 ~ March 2006	KRW	1,115,276	KRW	2,093	KRW	12,103	KRW	1,129,472
April 2006 ~ March 2007		700,126		2,093		12,103		714,322
April 2007 ~ March 2008		—		2,093		11,733		13,826
April 2008 ~ March 2009		562,680		2,093		10,474		575,247
Thereafter		—		2,092		20,612		22,704

Total		2,378,082		10,464		67,025		2,455,571

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

13.	Accrued Severance Benefits

Details of accrued severance benefits for the three-month period ended March 31, 2004 are as follows:

	Accrued severance	National Pension	Group severance
(in millions of Korean Won)	benefits	Fund	insurance deposits
Beginning balance	292,577	116	171,350
Increase	21,181	—	1,809
Decrease	3,661	11	1,435

Ending balance	310,097	105	171,724

As of March 31, 2004, the Company has funded approximately 55.38% of the total accrued severance benefits through group severance insurance deposits with Samsung Life Insurance Company and others. The beneficiaries of the severance insurance deposits are the Company’s employees.

14.	Other Liabilities

Other liabilities as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Other current liabilities
Advances received	26,254	36,386
Unearned revenue	2,705	2,046
Others (Note 20)	105,220	44,495

	134,179	82,927
Other long-term liabilities
Others (Note 19)	50,212	43,837

	184,391	126,764

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

15.	Commitments and Contingencies

As of March 31, 2004, contingent liabilities for outstanding guarantees provided by the Company for the repayment of loans of related companies and others are as follows:

(in U.S. Dollars,
Japanese Yen and
millions of Korean Won)	Guarantees provided		Won equivalent		Financial institution
Related company
VPS	US$	1,206,494	KRW	1,392	Credit Lyonnais
					India Development
POS-HYUNDAI STEEL		45,496		52	Bank and others
					Industrial and
					Commercial Bank of
POSINVEST		132,000,000		152,275	China and others
POSMI		1,800,000		2,076	Korea Exchange Bank

	US$	135,051,990	KRW	155,795

Others
Dae Kyeong Special Steel Co., Ltd.	KRW	4,318	KRW	4,318	Korea Development Bank
	US$	3,085,600		3,560
DC Chemical Co., Ltd.	KRW	1,921		1,921	LG-Caltex Gas
The Siam United Steel	US$	10,000,000		11,536	J-BIC
Zeus	JPY	51,622,000,000		562,680

	KRW	6,239
	US$	13,085,600
	JPY	51,622,000,000		584,015

	KRW	6,239
	US$	148,137,590
	JPY	51,622,000,000	KRW	739,810

As of December 31, 2003, the Company provided payment guarantees for affiliated companies and others amounting to KRW176,800 million and KRW600,069 million, respectively.

As of March 31, 2004, the Company provided one blank promissory note to the Bank of China and three blank promissory notes and others to Korea Development Bank, as collateral for outstanding loans.

The Company entered into long-term contracts to purchase iron ore, coal, nickel, chrome and stainless steel scrap. These contracts generally have terms of five to ten years and provide for periodic price adjustments to market price. As of March 31, 2004, 146 million tons of iron ore and 55 million tons of coal remained to be purchased under such long-term contracts.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

The Company has entered into a bank overdraft agreement with Woori Bank amounting to KRW200,000 million as of March 31, 2004.

In order to meet the Liquefied Natural Gas (LNG) needs of the Company, on August 14, 2003, the Company entered into an agreement with Tangguh LNG in Indonesia. As a result, commencing from 2005, 550,000 tons will be purchased annually for a period of 20 years.

The Company has guaranteed usage of the bulk carriers of Keo Yang Shipping Co., Ltd. in order to ensure the transportation of raw materials through 2010.

As of March 31, 2004, the Company acquired certain tools and equipment under operating lease agreements from Macquarie Capital Korea Co., Ltd. The Company’s rent expenses, with respect to the above lease agreements, amounted to KRW1,795 million for the three-month period ended March 31, 2004. Future lease payments under the above lease agreements are as follows:

(in millions of Korean Won)
April 2004 ~ December 2004	4,529
2005	4,601
2006	1,466
2007	4

10,600

The Company paid US$106,400,000 on behalf of POSVEN on June 21, 2001, an affiliate which is 40% owned by the Company. This payment represented 40% of the total long-term debt of POSVEN guaranteed by the Company. On July 20, 2001, an additional payment of US$53,200,000 was due, representing a long-term debt guaranteed by Raytheon Company (“Raytheon”), a shareholder of POSVEN and a joint venture partner with the Company in the construction of a facility in Venezuela. Both companies agreed that each would pay half of the amount. The Company, therefore, made a payment of US$26,600,000.

In addition, pursuant to a resolution during the general meeting of shareholders on December 23, 2002, the liquidation of POSVEN was approved. Accordingly, the payment amounting to KRW172,996 million made on behalf of POSVEN and recorded as other investment assets, was fully reserved as part of allowance for doubtful accounts as of December 31, 2002. The Company suspended applying the equity method for POSVEN due to its negative book value (Note 7).

The Company is named as a defendant in various domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims with the Company as the defendant amounted to approximately KRW3,472 million as of March 31, 2004. These litigations are pending as of March 31, 2004. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

16.	Capital Surplus

Capital surplus as of March 31, 2004 and December 31, 2003 consists of the following:

(in millions of Korean Won)	2004	2003
Revaluation surplus (Note 8)	3,172,776	3,172,776
Additional paid-in capital	463,825	463,825
Other capital surplus (*)	70,986	70,986

	3,707,587	3,707,587

(*) Other capital surplus consists of gain on sale of treasury stock and others.

17.	Retained Earnings

Retained earnings as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Appropriated
Legal reserve	241,201	241,202
Reserve for research and human resource development	880,000	746,667
Reserve for business rationalization	918,300	918,300
Reserve for business expansion	7,157,500	6,119,500
Appropriated retained earnings for dividends	184,399	144,044

	9,381,400	8,169,713
Unappropriated	802,418	1,697,724

	10,183,818	9,867,437

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Legal Reserve

The Commercial Code of the Republic Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid, until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

Other Legal Reserve

Pursuant to the Special Tax Treatment Control Law, the Company appropriates retained earnings as a reserve for overseas investment loss and research and human resource development. These reserves are not available for dividends, but may be transferred to capital stock, or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s shareholders.

18.	Capital Adjustments

Capital adjustments as of March 31, 2004 and December 31, 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Treasury stock	(838,169)	(838,169)
Valuation gain on investment securities (Note 7)	(216,753)	(301,133)
Valuation gain on derivatives	—	4,153
Foreign-based operations translation adjustment	32,707	35,719

	(1,022,215)	(1,099,430)

As of March 31, 2004, the Company holds 7,346,200 and 912,010 shares of its own common stock amounting to KRW737,055 million and specified money in trust amounting to KRW101,114 million, respectively.

The Company restricts the voting rights of treasury stock in accordance with the Korean Commercial Code. In addition, the Company decided to sell 875,066 shares of its treasury stock to the association of employee stock ownership on July 23, 2003, which was approved by the Board of Directors on July 22, 2003, and the difference between the fair value and the proceeds from the sale was recognized as welfare expenses.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

The Company operates one branch in Japan, and the resulting translation gain included in the capital adjustments, as discussed in Note 2 to the non-consolidated financial statements, amounted to KRW32,707 million and KRW35,719 million as of March 31, 2004 and December 31, 2003, respectively.

19.	Stock Appreciation Rights

The Company granted stock appreciation rights to its executive officers, including affiliates’ executive officers, in accordance with the stock appreciation rights approved by the Board of Directors. The details of the stock appreciation rights granted are as follows:

	1st Grant (*)	2nd Grant (*)	3rd Grant (*)	4th Grant
Grant date	July 23, 2001	April 27, 2002	Sept. 18, 2002	April 26, 2003
Exercise price	KRW 98,900 per share	KRW 136,400 per share	KRW 116,100 per share	KRW 102,900 per share
Number of shares	399,849 shares	57,036 shares	20,913 shares	138,670 shares
	July 24, 2003	April 28, 2004	Sept. 19, 2004	April 27, 2005
Exercise period	~	~	~	~
	July 23, 2008	April 27, 2009	Sept. 18, 2009	April 26, 2010

Settlement method	Cash or stock compensation for the difference between the exercise price and fair market value of the option

(*)	The Company changed the number of shares granted and the exercise price as presented above, in accordance with the resolution of the Board of Directors on April 26, 2003 and October 17, 2003.

The Company applied the intrinsic value method to calculate the compensation cost related to the stock appreciation rights, and such compensation costs are amortized over the vesting period of the stock grants.

The compensation costs for stock appreciated rights granted to employees and executives recognized for the three-month period ended March 31, 2004 and for the prior and future periods are as follows.

	1st Grant		2nd Grant		3rd Grant		4th Grant		Total
Prior periods	KRW	23,573	KRW	770	KRW	489	KRW	2,349	KRW	27,181
Current period		4,914		741		277		1,591		7,523
Future periods		—		58		234		4,518		4,810

	KRW	28,487	KRW	1,569	KRW	1,000	KRW	8,458	KRW	39,514

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

20. Derivatives

The Company has entered into cross currency swap agreements with financial institutions to reduce currency risks. Swap contracts outstanding as of March 31, 2004 are as follows:

(in U.S. Dollars and thousands of Japanese Yen)						Contract amount		Annual interest rate (%)
	Period	Receipts		Payments		Receipts	Payments
Citi Corp. and	March 2002	US$	174,000	JPY	22,867,580	7.13	2.93
others	~ July 2004

The Company has recognized accumulated valuation gains on currency forward contracts amounting to KRW45,816 million as of March 31, 2004. Also, the Company has recognized a currency swap valuation loss amounting to KRW4,347 million as a current period loss with a corresponding increase in current liabilities.

Details of nickel futures contracts used to hedge cash flow risks are as follows:

				Purchase
				price per
(in U.S. Dollars)	Period	Basic unit	Quantity	ton
Sempra Metals Ltd.	Dec. 12, 2003 ~ July 21, 2004	Lot	20 (120 tons)	US$	12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Aug. 18, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Sep.15, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Oct. 20, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Nov. 17, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 12, 2003 ~ Dec. 15, 2004	Lot	20 (120 tons)		12,470
Sempra Metals Ltd.	Dec. 22, 2003 ~ Jan. 19, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ Feb. 16, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ Mar. 16, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ April 20, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ May 18, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Dec. 22, 2003 ~ June 15, 2005	Lot	20 (120 tons)		12,350
Sempra Metals Ltd.	Mar. 09, 2004 ~ Jan. 19, 2005	Lot	10 (60 tons)		12,000
Sempra Metals Ltd.	Mar. 09, 2004 ~ Feb. 16, 2005	Lot	10 (60 tons)		12,000
Sempra Metals Ltd.	Mar. 09, 2004 ~ Mar. 16, 2005	Lot	10 (60 tons)		12,000
Sempra Metals Ltd.	Mar. 09, 2004 ~ April 20, 2005	Lot	10 (60 tons)		12,000
Sempra Metals Ltd.	Mar. 09, 2004 ~ May 18, 2005	Lot	10 (60 tons)		12,000
Sempra Metals Ltd.	Mar. 09, 2004 ~ June 15, 2005	Lot	10 (60 tons)		12,000

			300 (1,800 tons)

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

In order to hedge the price fluctuations of nickel, the Company has entered into guaranteed purchase forward contracts with Sempra Metals Ltd. to purchase 360 tons of nickel at USD12,000 per ton for the three-month period ended March 31, 2004 and 1,440 tons of nickel at USD12,470 and USD12,350 per ton for the year ended December 31, 2003. Unrealized gains and losses from the aforementioned forward contracts, classified as fair market value hedges, are charged to current operations with resulting rights and obligations being accounted for as assets and liabilities of the Company. For the three-month period ended March 31, 2004, the valuation gain and loss amounted to KRW1,453 million and KRW40 million, respectively.

21.	Cost of Goods Sold

Cost of goods sold for the three-month periods ended March 31, 2004 and 2003 consists of the following:

(in millions of Korean Won)	2004	2003
Finished goods at the beginning of the period	149,598	162,549
Cost of goods manufactured	3,043,447	2,213,141
Transfer to other accounts	(19,424)	(15,129)
Finished goods at the end of the period	(165,297)	(126,131)

Cost of goods sold for finished goods	3,008,324	2,234,430
Others	18,937	63,304

Total	3,027,261	2,297,734

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

22.	Selling and Administrative Expenses

Selling and administrative expenses for the three-month periods ended March 31, 2004 and 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Selling expenses	125,752	96,490
Fees and charges	23,768	17,851
Salaries and wages	17,106	15,273
Advertising	13,430	11,606
Research and development	11,528	8,852
Depreciation	10,861	9,076
Rent	10,387	11,255
Welfare (Note 30)	10,112	8,485
Provision for severance benefits	3,149	2,473
Supplies	2,745	1,622
Travel	2,284	1,981
Training	1,749	2,257
Repairs	1,661	1,565
Communications	1,274	1,140
Vehicle expenses	871	967
Taxes and public dues	744	1,640
Entertainment	461	471
Subscriptions and printing	399	291
Utilities	389	418
Insurance	132	108
Others	10,194	(4,248)

	248,996	189,573

23.	Donations

Donations contributed by the Company for the three-month periods ended March 31, 2004 and 2003 consist of the following:

(in millions of Korean Won)	2004	2003
Employee welfare benefits	58,000	43,100
POSCO Educational Foundation	10,000	19,400
Others	2,691	1,419

	70,691	63,919

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

24.	Income Taxes

The statutory income tax rate applicable to the Company, including resident tax surcharges, was approximately 29.7% in 2004 and 2003, and amended to 27.5% effective for the fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003.

Income tax expense for the three-month periods ended March 31, 2004 and 2003 consists of the following:

(in millions of Korean Won)	2004	2003
Current income taxes	306,880	178,358
Deferred income taxes	(15,212)	(4,515)

	291,668	173,843

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the three-month periods ended March 31, 2004 and 2003:

(in millions of Korean Won)	2004	2003
Net income before income tax expense	1,011,589	642,516
Statutory tax rate (%)	29.7	29.7

Income tax expense computed at statutory rate	300,442	190,827
Tax credit	(19,531)	(15,857)
Others, net	10,757	(1,127)

Income tax expense	291,668	173,843

Effective rate (%)	28.83	27.06

Components of deferred income taxes as of March 31, 2004 and December 31, 2003 are as follows:

	Beginning balance				Ending balance
	(as of December		Increase		(as of March
(in millions of Korean Won)	31, 2003)		(decrease)		31, 2004)
Reserve for special repairs		(140,267)		878		(139,389)
Current assets		116,057		(8,597)		107,460
Allowance for doubtful accounts		64,419		(3,025)		61,394
Reserve for technology developments		(245,667)		—		(245,667)
Others		90,804		25,900		116,704

Net deferred income tax assets
(liabilities)	KRW	(114,654)	KRW	15,156	KRW	(99,498)

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

25.	Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock, by the weighted-average number of common shares outstanding during the period.

Number of
		shares in	Number of
	Number of shares	treasury	days	Weighted number of
Period	issued	stock (*)	outstanding	shares
Jan. 1, 2004 ~ March 31, 2004	88,966,155	(8,258,210)	91	7,344,422,995

(*) Weighted-average

Period	Weighted average number of common shares

For the three-month period ended March 31, 2004	7,344,422,995 ÷ 91 = 80,707,945 shares

Earnings per share and diluted earnings per share for the three-month periods ended March 31, 2004 and 2003 and for the year ended December 31, 2003 are calculated as follows:

	For the three-month	For the three-month
(in millions of Korean Won, except	period ended	period ended	For the year ended
for per share amounts)	March 31, 2004	March 31, 2003	December 31, 2003
Net income	719,921	468,673	1,980,572
Weighted-average number of shares of common stock	80,707,945	81,676,741	81,483,634
Earnings per share in Korean Won	8,920	5,738	24,306

Diluted earnings per share

Diluted earnings per share for the three-month periods ended March 31, 2004 and 2003 are the same as basic earnings per share, since there is no dilutive effect resulting from the stock option plan for the three-month periods ended March 31, 2004 and 2003.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

26. Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2004 and December 31, 2003 are as follows:

	2004				2003
(in millions of Korean
Won and in foreign			Won				Won
currencies)	Foreign currency		equivalent		Foreign currency		equivalent
Assets:
Cash and cash equivalents (*)	US$	62,003,482	KRW	71,527	US$	79,402,068	KRW	95,107
	JPY	26,940,000,000		293,646	JPY	17,090,000,000		191,340
Trade receivables	US$	88,372,128		101,946	US$	91,891,676		110,068
	JPY	1,338,440,069		14,589	JPY	1,665,387,380		18,646
	EUR	1,667,534		2,343	EUR	2,407,553		3,618
Other receivables	US$	832,917		961	US$	822,911		986
					JPY	4,608,464		52
Marketable securities	US$	10,400,000		12,044	US$	10,482,213		12,559
Guarantee deposits	US$	417,828		482	US$	433,280		519

			KRW	497,538			KRW	432,895

Liabilities:
Trade payables	US$	204,489,621	KRW	235,899	US$	69,672,398	KRW	83,454
	JPY	1,535,025,166		16,732	JPY	562,235,098		6,295
	EUR	535,346		752	EUR	733,545		1,102
Other accounts payable	US$	4,013,295		4,630	US$	329,839		395
	JPY	768,050,824		8,372	JPY	25,743,707		288
Accrued expenses	US$	150,339,369		173,431	US$	111,566,589		133,634
Debentures (**)	US$	640,605,000		739,001	US$	640,605,000		767,316
	JPY	81,622,000,000		889,680	JPY	81,622,000,000		913,840
Foreign currency borrowings	JPY	2,268,000,000		24,721	JPY	2,268,000,000		25,392
Loans from foreign financial institutions	US$	183,032,109		211,146	US$	183,032,109		219,236
	JPY	447,360,950		4,876	JPY	942,165,425		10,548
	EUR	29,201,090		41,022	EUR	29,357,589		44,113

				2,350,262				2,205,613

(*) Includes short-term financial instruments and long-term financial instruments.

(**) Presented at face value.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

27. Related Party Transactions

Significant transactions, which occurred in the ordinary course of business, with related companies for the three-month periods ended March 31, 2004 and 2003, and the related account balances as of March 31, 2004 and December 31, 2003, are as follows:

(in millions of Korean Won)	Sales and others (*)		Purchases and others (*)		Receivables (**)		Payables (**)
Company	2004	2003	2004	2003	2004	2003	2004	2003
POSCO E&C	192	1,665	38,324	109,621	757	247	119,711	29,888
Posteel Co., Ltd.	51,764	334,982	719	5,302	193,821	46,543	13,064	5
POSCON Co., Ltd.	1	33	12,583	29,822	74	3	29,806	20,297
Pohang Steel Co., Ltd.	23,045	62,648	42	277	60,317	23,613	273	169
POSCO Machinery & Engineering Co., Ltd.	4	25	7,830	21,563	10	6	15,754	13,858
POSDATA Co., Ltd.	1	212	27,242	47,011	243	1	51,647	28,370
POSCO Research Institute	—	—	1,351	3,509	—	—	2,448	4,006
Seung Kwang Co., Ltd.	583	—	1	3	—	477	4	1
POS-AC Co., Ltd.	—	124	442	2,252	125	—	3,247	330
Changwon Specialty Steel Co., Ltd.	—	3	9,871	13,768	—	65	16,945	7,580
POSCO Machinery Co., Ltd.	—	10	9,645	18,701	70	2	19,767	10,477
POSREC	11	13	19,894	35,165	31	—	41,599	17,263
POSTECH Venture Capital Co., Ltd.	—	13	—	—	15	—	—	—
The Seoul Shinmun Co., Ltd.	—	—	—	68	—	5	—	—
eNtoB Corporation	—	—	4,508	11,960	—	—	22,545	3,029
POSAM	—	—	—	—	4,927	—	—	—
POSA	—	—	—	16,720	—	17	3,885	4,618
POSCAN	—	—	—	10,414	—	17	13,147	4,074
POA	26,788	82,320	2,194	15,005	134,014	6,492	26,460	5,605
PIO	2,674	43,300	68	1,412	95,935	5,153	6,722	111
VPS	9	—	—	—	—	—	—	—
DALIAN POSCO – CFM Coated Steel Co., Ltd.	—	—	—	—	1,723	87	—	—
POS-Tianjin Coil Center Co., Ltd.	—	280	—	—	—	—	—	—
Zhanjiagang Pohang Coated Steel Co., Ltd.	7,914	545	—	—	207,002	10,770	—	—
SHUNDE Pohang Coated Steel Co., Ltd.	4	—	—	—	6,275	4	—	—
POS-THAI Service Steel Center Co., Ltd.	—	—	—	—	—	—	—	—
POSINVEST	—	—	—	111	—	—	—	—
KOBRASCO	—	—	—	12,309	—	—	24,870	6,145
POSCHROME	—	—	—	6,295	—	—	14,005	—
Shunde Xingpu Steel Center Co., Ltd.	—	220	—	—	—	—	—	—
POSMMIT	—	—	—	—	710	—	—	—
PT POSMI Steel Indonesia (POSMI)	—	—	—	—	5	—	—	—
POSVINA	—	—	—	—	2,691	—	—	—
POSVEN	—	—	—	—	—	—	—	—
UPI	—	73,136	—	—	76,553	—	—	—
MIDAS IT	—	—	—	—	—	—	—	—
POSCO-China Holding Corp.	—	—	22	—	190	—	4,442	—

	112,990	599,529	134,736	361,288	785,488	93,502	430,341	155,826

(*)   Sales and others include sales and non-operating income; purchases and others include

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

purchases and overhead expenses.
(**) Receivables include trade accounts and other accounts receivable; payables include trade accounts and other accounts payable.

As of March 31, 2004 and December 31, 2003, the Company provided payment guarantees for affiliated companies and others amounting to KRW155,795 million and KRW176,800 million, respectively (Note 15).

28.	Segment and Regional Information

The Company has one plant in Pohang and another plant in Kwangyang in the Republic of Korea.

General information on the operations of both plants as of March 31, 2004 are as follows:

	Pohang Mill	Kwangyang Mill
Regional Major Products -
Major Facilities:
Hot Roll	HR, HR Sheet	HR coil
Cold Roll	CR, CR Sheet	CR coil, CR Sheet
Plate	Plate	—
Electric iron	Electric iron coil	—
Stainless	STS HR coil and others	—
Half-finished goods	Slab, Bloom	Slab
Major Facilities:
Furnaces	1~4 furnaces, F furnace, COREX	1~5 furnaces
Steel manufacturing	1~2 steel manufacturing	1~2 steel manufacturing
Hot Roll	1~2 HR	1~3 HR, Mini mill
Cold Roll	1~2 CR	1~4 CR
Others	HR, Steel plate, STS and others	—
Number of employees	9,296 persons	7,200 persons

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

Regional financial status and operating results as of March 31, 2004 and December 31, 2003 and for the three-month periods ended March 31, 2004 and 2003 are as follows:

(in millions of Korean Won)

2004	Pohang		Kwangyang		Others		Total
Sales (*)	KRW	2,437,087	KRW	1,836,176	KRW	11,400	KRW	4,284,663

Fixed assets:
Property, plant and equipment (**)		3,955,775		4,572,274		110,832		8,638,881
Intangible assets		235,213		113,213		—		348,426

Total		4,190,988		4,685,487		110,832		8,987,307

Depreciation and amortization	KRW	175,045	KRW	186,997	KRW	290	KRW	362,332

(in millions of Korean Won)

2003	Pohang		Kwangyang		Others		Total
Sales (*)	KRW	1,678,983	KRW	1,570,296	KRW	11,840	KRW	3,261,119

Fixed assets:
Property, plant and equipment (**)		4,455,295		4,135,757		114,140		8,705,192
Intangible assets		231,035		119,339		—		350,374

Total		4,686,330		4,255,096		114,140		9,055,566

Depreciation and amortization (***)	KRW	160,197	KRW	183,457	KRW	556	KRW	344,210

(*) No inter-plant transactions between the two plants.
(**) Presented at book value.
(***) Includes depreciation expenses on assets not in use.

POSCO
Notes to Non-Consolidated Financial Statements
March 31, 2004 and 2003, and December 31, 2003
(Unaudited)

29.	Professional Staff Development Costs

The Company’s expenditure on education and training fees, in relation to the development of professional personnel, for the three-month periods ended March 31, 2004 and 2003 amounted to KRW3,532 million and KRW4,459 million, respectively. Details are as follows:

(in millions of Korean Won)	2004	2003
Fees for studying abroad	118	1,829
Fees for education consigned outside of company premises	767	520
Tutorial fees	409	472
Others	2,238	1,638

	3,532	4,459

30.	Employees’ Welfare

In order to enhance the welfare of employees, the Company provides fringe benefits to its employees, such as restaurant facilities, dispensary, scholarship, employee stock ownership plan, medical insurance, accident compensation, compensated absence, and gymnasium facilities, among others. Employee benefits paid by the Company amounted to KRW91,001 million and KRW72,492 million for the three-month periods ended March 31, 2004 and 2003, respectively.